SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: November 22, 2017

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

Page
Operating and Financial Review	2
Financial Statements Index	F-1

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-215529.

Operating and Financial Review

The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2017 and 2016 of Navios Maritime Partners L.P. (referred to herein as “we”, “us”, “Company” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2016 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission on March 13, 2017.

This report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations including Navios Partners’ future distributions and its ability to sustain the revised distribution, opportunities to reinvest cash accretively in a fleet renewal program or otherwise and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Partners at the time this filing was made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Container vessels in particular, fluctuations in charter rates for dry cargo carriers and container vessels, the aging of our fleet and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the U.S. Securities and Exchange Commission, including its annual and interim reports filed on Form 20-F and Form 6-K. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Recent Developments

Navios Partners

Add-on to the Term Loan B

On August 10, 2017, Navios Partners completed the issuance of a $53.0 million add-on to its existing Term Loan B facility. The add-on to the Term Loan B bears an interest rate of LIBOR plus 500 basis points (“bps”), has a three year term and is repayable in equal quarterly installments of 1.25% of the initial principal amount of the Term Loan B. Navios Partners used the net proceeds to partially finance the acquisition of three vessels, which were contributed to the collateral package.

Acquisition of Vessels

On September 20, 2017, Navios Partners acquired from an unrelated third party the Navios Symphony, a 2010-built Capesize vessel of 178,132 dwt, for an acquisition cost of approximately $28.0 million.

On August 21, 2017, Navios Partners acquired from an unrelated third party the Navios Aster, a 2010 Hyundai-built Capesize vessel of 179,314 dwt, for an acquisition cost of approximately $28.9 million.

On August 11, 2017, Navios Partners acquired from a related third party the Navios Christine B, a 2009 Tsuneishi Zhoushan-built Ultra-Handymax vessel of 58,058 dwt, for an acquisition cost of approximately $14.0 million.

Renewal of Management Agreement

On November 14, 2017, Navios Partners agreed to extend the duration of its existing Management Agreement with Navios Shipmanagement Inc. (the “Manager”), a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), until December 31, 2022 and to fix the rate for shipmanagement services of its owned fleet through December 31, 2019. The new management fees, excluding drydocking expenses which are reimbursed at cost by Navios Partners, will be: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; and (e) $7,400 daily rate per Container vessel of more than TEU 8,000.

Navios Containers

Deconsolidation of Navios Maritime Containers Inc. (“Navios Containers”)

On August 29, 2017, Navios Maritime Containers Inc. (“Navios Containers”) closed its private placement of 10,000,000 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50.0 million. Navios Partners invested $10.0 million and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. Following this transaction, Navios Partners had 39.9% of Navios Containers’ equity. As a result, from August 29, 2017, Navios Containers is considered an affiliate entity and the investment in Navios Containers is accounted for under the equity method due to the Company’s significant influence over Navios Containers.

As of September 30, 2017, Navios Partners held 8,000,000 common shares and received 39.9% of the equity, and Navios Holdings held 1,000,000 common shares and received 5.0% of the equity of Navios Containers.

Private Placement

On November 9, 2017, Navios Containers closed a private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $50.0 million. The net proceeds will be used to partially finance the acquisition of four 2008-built baby Panamax containerships for an agreed price of $96.8 million and for general working capital purposes. Navios Partners invested $10.0 million and received 1,818,182 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the newly issued equity. Following this transaction, Navios Partners owns approximately 33.7% of Navios Containers’ equity.

Overview

Navios Partners

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Holdings, a vertically integrated seaborne shipping and logistics company with over 60 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

As of November 21, 2017, there were outstanding 147,797,720 common units and 3,016,284 general partnership units. Navios Holdings currently owns a 20.8% interest in Navios Partners, which includes the 2.0% general partner interest.

Navios Containers

Navios Containers was established in the Republic of the Marshall Islands on April 28, 2017. The Company is a growth vehicle dedicated to the container sector of the maritime industry. Navios Containers also registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. The operations of Navios Containers are managed by the Manager, from its offices in Piraeus, Greece, Singapore and Monaco.

Fleet

Navios Partners’ fleet consists of 14 Panamax vessels, 13 Capesize vessels, three Ultra-Handymax vessels and seven Container vessels.

In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

The following table provides summary information about Navios Partners’ fleet (excluding Navios Containers’ fleet) as of November 21, 2017:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date(2)	Charter-Out Rate(1)
Navios Soleil	Ultra-Handymax	2009	57,337	January 2018		$8,075
Navios La Paix	Ultra-Handymax	2014	61,485	June 2018	$	Index	(3)
Navios Christine B	Ultra-Handymax	2009	58,058	November 2017	$	Index	(4)
Navios Gemini S	Panamax	1994	68,636	November 2017		$10,450
Navios Libra II	Panamax	1995	70,136	September 2018		$9,500
Navios Felicity	Panamax	1997	73,867	November 2017		$11,210
Navios Galaxy I	Panamax	2001	74,195	November 2017		$21,938
Navios Hyperion	Panamax	2004	75,707	March 2018		$9,263
Navios Alegria	Panamax	2004	76,466	December 2017		$10,213
Navios Orbiter	Panamax	2004	76,602	December 2017	$	Index	(5)
				March 2018		$7,230
				September 2018	$	Index	(5)
Navios Helios	Panamax	2005	77,075	February 2018		$6,935
Navios Sun	Panamax	2005	76,619	December 2017	$	Index	(5)
				March 2018		$7,230
				September 2018	$	Index	(5)
Navios Hope	Panamax	2005	75,397	December 2017		$9,925
				March 2018		$7,134
				August 2018	$	Index	(5)
Navios Sagittarius	Panamax	2006	75,756	September 2018		$26,125
Navios Harmony	Panamax	2006	82,790	March 2018		$9,500
Navios Prosperity I	Panamax	2007	75,527	November 2017		$9,120
Navios Libertas	Panamax	2007	75,511	March 2018		$11,068
Navios Fantastiks	Capesize	2005	180,265	January 2018		$4,675+Index	(6)
Navios Aurora II	Capesize	2009	169,031	December 2017	$	Index	(7)
Navios Pollux	Capesize	2009	180,727	December 2017		$100% of pool earnings
Navios Fulvia	Capesize	2010	179,263	March 2018		$15,295
Navios Melodia	Capesize	2010	179,132	September 2022		$29,356	(8)
Navios Luz	Capesize	2010	179,144	January 2018		$5,250+Index	(9)
Navios Buena Ventura	Capesize	2010	179,259	February 2018	$	Index	(10)
Navios Joy	Capesize	2013	181,389	March 2018		$5,000+Index	(9)
Navios Beaufiks	Capesize	2004	180,310	December 2018	$	Index	(10)
Navios Ace	Capesize	2011	179,016	March 2018		$11,810
Navios Sol	Capesize	2009	180,274	January 2018	$	Index	(11)
Navios Symphony	Capesize	2010	178,132	March 2018		$17,575
Navios Aster	Capesize	2010	179,314	March 2018		$14,963

Owned Container Vessels	Type	Built	TEU	Charter Expiration Date(2)	Charter-Out Rate(1)
Hyundai Hongkong	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(12)
Hyundai Singapore	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(12)
Hyundai Tokyo	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(12)
Hyundai Shanghai	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(12)
Hyundai Busan	Container	2006	6,800	December 2019		$24,095
				December 2023		$30,119	(12)

Owned Container Vessels	Type	Built	TEU	Charter Expiration Date(2)	Charter-Out Rate(1)
YM Utmost	Container	2006	8,204	August 2018	$34,266
YM Unity	Container	2006	8,204	October 2018	$34,266

(1)	Daily charter-out rate per day, net of commissions or settlement and insurance proceeds, where applicable.
(2)	Expected redelivery basis midpoint of full redelivery period, excluding Navios Partners’ extension options, not declared yet.
(3)	110% average BSI 5TC.
(4)	90% average BSI when BSI is between $7,000 and $9,000 or 95% average BSI when BSI above $9,001 or below $6,999.
(5)	Average BPI 4TC minus $2,488 net per day.
(6)	50% average BCI 5TC.
(7)	$9,480/day adjusted for 50% pool earnings or weighted average BCI 5TC.
(8)	Profit sharing 50% above $37,500/day based on Baltic Exchange Capesize TC Average.
(9)	52% average BCI 5TC.
(10)	100% average BCI 5TC.
(11)	108% average BCI 5TC.
(12)	The vessels are fixed on ten/twelve year charters with Navios Partners’ option to terminate after the seventh year following their deliveries.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry cargos. In general, the vessels in our fleet are chartered-out under time charters, which range in length from one to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the nine month period ended September 30, 2017, Navios Partners’ and Navios Containers’ customers representing 10% or more of total revenues were Hyundai Merchant Marine Co., Ltd. (“HMM”) and Yang Ming Marine Transport Corporation (“Yang Ming”) which accounted for approximately 27.8% and 12.4%, respectively, of total revenues. For the year ended December 31, 2016, Navios Partners’ customers representing 10% or more of total revenues were HMM, Yang Ming and Mediterranean Shipping Co. S.A., which accounted for 29.6%, 13.0% and 11.6%, respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with the Manager, (which provides for a fixed management fee until December 31, 2019), provides us with a strong base of stable cash flows.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry cargo shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2016 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2016 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the consolidated results of operations (including Navios Containers) presented for the nine month periods ended September 30, 2017 and 2016 of Navios Partners discussed below include the following entities:

		Country of	Statements of operations
Company name	Vessel name	incorporation	2017	2016
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Palermo Shipping S.A. (***)	Navios Apollon	Marshall Is.	1/01 – 04/21	1/01 – 09/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 09/30	1/01 – 09/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Perigiali Navigation Limited	Navios Beaufiks	Marshall Is.	1/01 – 09/30	—
Finian Navigation Co.	Navios Ace	Marshall Is.	06/09 – 09/30	—
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	06/07 – 09/30	—
Wave Shipping Corp.	Navios Libertas	Marshall Is.	07/10 – 09/30	—
Casual Shipholding Co.	Navios Sol	Marshall Is.	07/17 – 09/30	—
Avery Shipping Co.	Navios Symphony	Marshall Is.	09/20 – 09/30	—

		Country of	Statements of operations
Company name	Vessel name	incorporation	2017	2016
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	08/11 – 09/30	—
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	08/21 – 09/30	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Dune Shipping Corp. (**)	MSC Cristina	Marshall Is.	1/01 – 01/12	1/01 – 09/30
Citrine Shipping Corporation	—	Marshall Is.	—	—
Olympia II Navigation Limited	MOL Dominance	Marshall Is.	05/25 – 08/29	—
Pingel Navigation Limited	MOL Delight	Marshall Is.	05/25 – 08/29	—
Ebba Navigation Limited	MOL Destiny	Marshall Is.	05/25 – 08/29	—
Clan Navigation Limited	MOL Devotion	Marshall Is.	05/25 – 08/29	—
Sui An Navigation Limited	MOL Dedication	Marshall Is.	05/25 – 08/29	—
Bertyl Ventures Co.	Navios Azure	Marshall Is.	07/12 – 08/29	—
Silvanus Marine Company	Navios Summer	Marshall Is.	07/12 – 08/29	—
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	07/17 – 08/29	—
Enplo Shipping Limited	Navios Verde	Marshall Is.	07/17 – 08/29	—
Morven Chartering Inc.	Navios Verano	Marshall Is.	07/25 – 08/29	—
Rodman Maritime Corp.	Navios Spring	Marshall Is.	08/03 – 08/29	—
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	08/03 – 08/29	—
Velour Management Corp.	Navios Vermilion	Marshall Is.	08/03 – 08/29	—
Evian Shiptrade Ltd.	Navios Amaranth	Marshall Is.	08/03 – 08/29	—
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 09/30	1/01 – 09/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Navios Maritime Operating L.L.C.	N/A	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 09/30	1/01 – 09/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	05/25 – 08/29	—
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	05/25 – 08/29	—
Navios Maritime Containers Inc.	Holding Company	Marshall Is.	04/28 – 08/29	—

(*)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(**)	The vessel was classified as held for sale and was sold on January 12, 2017 (see Note 5 – Vessels, Net).
(***)	The vessel was sold on April 21, 2017 (see Note 5 – Vessels, Net).

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, of Navios Partners’ condensed consolidated financial position as of September 30, 2017 and the condensed consolidated results of operations for the three and nine month periods ended September 30, 2017 and 2016. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2016.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance (excluding Navios Containers) for the three and nine month periods ended September 30, 2017 and 2016.

	Three Month Period Ended September 30, 2017 (unaudited)	Three Month Period Ended September 30, 2016 (unaudited)	Nine Month Period Ended September 30, 2017 (unaudited)	Nine Month Period Ended September 30, 2016 (unaudited)
Available Days(1)	3,178	2,812	8,817	8,442
Operating Days(2)	3,165	2,806	8,775	8,431
Fleet Utilization(3)	99.6%	99.8%	99.5%	99.9%
Time Charter Equivalent (per day) (4)	$15,588	$16,968	$15,591	$16,165
Vessels operating at period end	37	31	37	31

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	TCE rate: Time Charter Equivalent rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2017 and 2016.

	Three Month Period Ended September 30, 2017 (unaudited)	Three Month Period Ended September 30, 2016 (unaudited)	Nine Month Period Ended September 30, 2017 (unaudited)	Nine Month Period Ended September 30, 2016 (unaudited)
Time charter and voyage revenues (includes related party revenue of $25 and $667 for the three and nine month periods ended September 30, 2017, respectively, and $229 and $1,400 for the three and nine month periods ended September 30, 2016, respectively)	$59,954	$50,341	$152,383	$140,859
Time charter and voyage expenses	(1,402)	(578)	(2,815)	(4,389)
Direct vessel expenses	(2,190)	(1,680)	(5,523)	(4,670)
Management fees (entirely through related parties transactions)	(20,284)	(14,881)	(50,089)	(44,320)
General and administrative expenses	(3,888)	(2,367)	(11,965)	(7,466)
Depreciation and amortization	(21,083)	(38,142)	(56,538)	(75,755)
Vessel impairment losses	—	—	—	(17,193)
Loss on sale of securities	—	(19,435)	—	(19,435)
Interest expense and finance cost, net	(9,882)	(7,608)	(28,382)	(23,641)
Interest income	990	176	2,316	340
Gain on change in control	4,068	—	4,068	—
Other income	3,180	3,033	9,250	9,265
Other expense	(349)	(2,722)	(4,799)	(4,055)

	Three Month Period Ended September 30, 2017 (unaudited)	Three Month Period Ended September 30, 2016 (unaudited)	Nine Month Period Ended September 30, 2017 (unaudited)	Nine Month Period Ended September 30, 2016 (unaudited)
Equity in net earnings of affiliated companies	59	—	59	—

Net income/ (loss)	$9,173	$(33,863)	$7,965	$(50,460)

Less: Net income/ (loss) attributable to the noncontrolling interest	$116	$—	$(239)	$—

Net income/ (loss) attributable to Navios Partners unitholders	$9,289	$(33,863)	$7,726	$(50,460)
EBITDA (1)	$41,006	$13,391	$95,405	$53,266

Adjusted EBITDA (1)	$37,859	$32,826	$95,947	$89,894

Operating Surplus (1)	$27,193	$23,190	$67,110	$60,908

(1)	EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under US GAAP.

Period over Period Comparisons

For the Three Month Period ended September 30, 2017 compared to the Three Month Period ended September 30, 2016

Time charter and voyage revenues: Time charter and voyage revenues from Navios Partners for the three month period ended September 30, 2017 increased by $0.4 million or 0.7% to $50.7 million, as compared to $50.3 million for the same period in 2016. The increase in time charter and voyage revenues was primarily due to: (i) the increase in revenue following the acquisition of the seven vessels in 2017; and (ii) the increase in available days of the fleet to 3,178 days for the three month period ended September 30, 2017, as compared to 2,812 days for the three month period ended September 30, 2016, mainly due to the increased fleet. Time Charter Equivalent rate per day (“TCE”) decreased to $15,588 per day for the three month period ended September 30, 2017, from $16,968 per day for the three month period ended September 30, 2016, mainly due to the sale of the MSC Cristina in January 2017.

Time charter and voyage revenues from Navios Containers for the period from July 1, 2017 to August 29, 2017 amounted to $9.3 million. Available days of the fleet were 512 days for the period from July 1, 2017 to August 29, 2017 and TCE for the period amounted to $17,623. There were no operations in the corresponding period in 2016.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended September 30, 2017 increased by $0.8 million to $1.4 million, as compared to $0.6 million for the three month period ended September 30, 2016. The increase was mainly attributable to a: (i) $0.2 million increase in bunkers expenses; and (ii) $0.6 million in other voyage expenses.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels in our fleet. For the three month period ended September 30, 2017, direct vessel expenses amounted to $2.2 million in total, consisting of $1.7 million from Navios Partners’ vessels and the $0.5 million from Navios Containers’ vessels. For the three month period ended September 30, 2016, direct vessel expenses for Navios Partners amounted to $1.7 million.

Management fees: Management fees for the three month period ended September 30, 2017, increased by $5.4 million to $20.3 million, as compared to $14.9 million for the same period in 2016. The increase was mainly attributable to a: (i) $2.6 million increase in management fees paid to the Manager due to the increased number of owned vessels in Navios Partners’ fleet; and (ii) $4.0 million of management fees of Navios Containers for the period from July 1, 2017 to August 29, 2017. The increase was partially mitigated by $1.2 million decrease in management fees due to the sale of the MSC Cristina in January 2017 and the Navios Apollon in April 2017.

General and administrative expenses: General and administrative expenses increased by $1.5 million to $3.9 million for the three month period ended September 30, 2017, as compared to $2.4 million for the three month period ended September 30, 2016. The increase was mainly due to a: (i) $0.5 million related to equity compensation expense; (ii) $0.6 million general and administrative expenses from Navios Containers for the period from July 1, 2017 to August 29, 2017; (iii) $0.3 million increase in legal and professional fees, as well as audit fees; and (iv) $0.2 million increase in administrative fees paid to the Manager due to the increased number of vessels in Navios Partners’ fleet.

Depreciation and amortization: Depreciation and amortization amounted to $21.1 million for the three month period ended September 30, 2017 compared to $38.1 million for the three month period ended September 30, 2016. The decrease of $17.1 million was mainly attributable to a: (i) $20.5 million accelerated amortization and $1.0 million decrease in amortization of the Navios Luz and the Navios Buena Ventura favorable lease intangibles which were written off during the third quarter of 2016; and (ii) $0.3 million decrease in depreciation expense due to the sale of the Navios Apollon in April 2017. The above decrease was partially mitigated by a: (i) $0.2 million increase in depreciation expense due to the delivery of the Navios Beaufiks in the fourth quarter of 2016; (ii) $0.4 million increase in depreciation expense due to the delivery of the Navios Prosperity I and the Navios Ace in the second quarter of 2017; (iii) $0.6 million increase in depreciation expense due to the delivery of the Navios Libertas, the Navios Sol, the Navios Christine B, the Navios Aster and the Navios Symphony in the third quarter of 2017; (iv) $3.5 million increase in amortization of the intangibles for the five Container vessels from Rickmers Maritime Trust Pte. (“Rickmers Trust”); and (v) $0.1 million depreciation expense of the Navios Containers vessels. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to ten years.

Loss on sale of securities: A loss of $19.4 million was recorded in relation to the loss on sale of the HMM securities as of September 30, 2016.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended September 30, 2017 increased by $2.3 million or 29.9% to $9.9 million, as compared to $7.6 million for the three month period ended September 30, 2016. The increase was mainly due to: (i) the increase in the Navios Partners’ weighted average interest rate of 5.72% for the three month period ended September 30, 2017 as compared to 4.67% for the same period in 2016; and (ii) $0.6 million interest expense and finance cost from Navios Containers. The increase was partially mitigated by the decrease of the Navios Partners’ average loan balance to $516.7 million for the three month period ended September 30, 2017 as compared to $559.8 million for the same period of 2016.

Interest income: Interest income increased by $0.8 million to $1.0 million for the three month period ended September 30, 2017, as compared to $0.2 million for the three month period ended September 30, 2016. The increase of $0.8 million was mainly attributable to a: (i) $0.5 million increase of the interest income accrued under the loans granted to Navios Europe I Inc. (“Navios Europe I”) and Navios Europe II Inc. (“Navios Europe II”); (ii) $0.2 million increase in 6.0% interest in relation to the MSC Cristina note receivable (see Note 14); and (iii) $0.1 million increase of the interest income accrued under the long-term note receivable from Navios Holdings in relation to the transfer of its rights on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I to Navios Partners (see Note 13).

Other income: Other income for the three month period ended September 30, 2017 amounted to $3.2 million as compared to $3.0 million for the three month period ended September 30, 2016.

Other expense: Other expense for the three month period ended September 30, 2017 decreased by $2.4 million to $0.3 million, as compared to $2.7 million for the three month period ended September 30, 2016. The decrease of $2.4 million was due to a $2.4 million decrease in other miscellaneous expenses.

Equity in net earnings of affiliated companies: Equity net earnings of affiliated companies amounted to $0.1 million for the three month period ended September 30, 2017.

Net income/ (loss): Net income for the three month period ended September 30, 2017 amounted to $9.2 million compared to $(33.9) million for the three month period ended September 30, 2016. The decrease in net loss of $43.0 million was due to the factors discussed above.

Net income/ (loss) attributable to the noncontrolling interest: Net loss attributable to the noncontrolling interest amounted to $0.1 million for the period from July 1, 2017 to August 29, 2017.

Operating surplus: Navios Partners generated Operating Surplus for the three month period ended September 30, 2017 of $27.2 million, as compared to $23.2 million for the three month period ended September 30, 2016. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Seasonality: Since Navios Partners’ vessels generally operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

For the Nine Month Period ended September 30, 2017 compared to the Nine Month Period ended September 30, 2016

Time charter and voyage revenues: Time charter and voyage revenues from Navios Partners for the nine month period ended September 30, 2017 decreased by $0.8 million or 0.6% to $140.0 million, as compared to $140.9 million for the same period in 2016. The decrease in time charter and voyage revenues was primarily due to the decrease in TCE to $15,591 per day for the nine month period ended September 30, 2017, from $16,165 per day for the nine month period ended September 30, 2016, mainly due to the sale of the MSC Cristina in January 2017. As a result of the vessel acquisitions, the available days of the fleet increased to 8,817 days for the nine month period ended September 30, 2017, as compared to 8,442 days for the nine month period ended September 30, 2016.

Time charter and voyage revenues from Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017 amounted to $12.4 million. Available days of the fleet were 627 days for the period from April 28, 2017 (date of inception) to August 29, 2017 and TCE for the period amounted to $19,338. There were no operations in the corresponding period in 2016.

Time charter and voyage expenses: Time charter and voyage expenses for the nine month period ended September 30, 2017 decreased by $1.6 million to $2.8 million, as compared to $4.4 million for the nine month period ended September 30, 2016. The decrease of $1.6 million was mainly attributable to a: (i) $1.5 million decrease in bunkers expenses; and (ii) $0.3 million decrease in brokers’ commissions. The decrease was partially mitigated by a $0.2 million increase in other voyage expenses.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels in our fleet, amounted to $5.5 million for the nine month period ended September 30, 2017, out of which $5.0 million related to Navios Partners’ vessels and $0.5 million related to Navios Containers’ vessels. For the nine month period ended September 30, 2016, direct vessel expenses for Navios Partners amounted to $4.7 million.

Management fees: Management fees for the nine month period ended September 30, 2017, increased by $5.8 million or 13.0% to $50.1 million, as compared to $44.3 million for the same period in 2016. The increase was mainly attributable to a: (i) $3.7 million in management fees paid to the Manager due to the increased number of owned vessels in Navios Partners’ fleet; (ii) $4.7 million management fees of Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017; and (iii) $0.4 million management fees for the five Container vessels from Rickmers Trust. The increase was partially mitigated by $3.0 million decrease in management fees due to the sale of the MSC Cristina in January 2017 and the Navios Apollon in April 2017.

General and administrative expenses: General and administrative expenses increased by $4.5 million to $12.0 million for the nine month period ended September 30, 2017, as compared to $7.5 million for the nine month period ended September 30, 2016. The increase was mainly due to a: (i) $2.2 million increase in legal and professional fees, as well as audit fees; (ii) $1.4 million related to equity compensation expense; (iii) $0.2 million increase in administrative fees paid to the Manager due to the increased number of vessels in Navios Partners’ fleet; and (iv) $0.7 million general and administrative expenses from Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017.

Depreciation and amortization: Depreciation and amortization amounted to $56.5 million for the nine month period ended September 30, 2017 compared to $75.8 million for the nine month period ended September 30, 2016. The decrease of $19.2 million was mainly attributable to a: (i) $20.5 million accelerated amortization and $3.5 million decrease in amortization of the Navios Luz and the Navios Buena Ventura favorable lease intangibles which were written off during the third quarter of 2016; and (ii) $2.9 million decrease in depreciation expense due to the sale of the MSC Cristina in the first quarter of 2017 and the sale of the Navios Apollon in April 2017. The above decrease was partially mitigated by a: (i) $4.8 million amortization expense of Navios Containers intangibles for the period from April 28, 2017 (date of inception) to August 29, 2017; (ii) $0.5 million increase in depreciation expense due to the delivery of the Navios Beaufiks in the fourth quarter of 2016; (iii) $0.5 million increase in depreciation expense due to the delivery of the Navios Prosperity I and the Navios Ace in the second quarter of 2017; (iv) $0.6 million increase in depreciation expense due to the delivery of the Navios Libertas, the Navios Sol, the Navios Christine B, the Navios Aster and the Navios Symphony in the third quarter of 2017; (v) $0.8 million increase in amortization of the intangibles for the five Container vessels from Rickmers Trust; and (vi) $0.1 million depreciation expense of the Navios Containers vessels for the period from April 28, 2017 (date of inception) to August 29, 2017. Depreciation of vessels is calculated using an estimated useful life of 25 and 30 years for drybulk and container vessels, respectively, from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from one to ten years.

Vessel impairment losses: An impairment loss of $17.2 million was recorded in relation to the MSC Cristina which was held for sale as of September 30, 2016.

Loss on sale of securities: A loss of $19.4 million was recorded in relation to the loss on sale of the HMM securities as of September 30, 2016.

Interest expense and finance cost, net: Interest expense and finance cost, net for the nine month period ended September 30, 2017 increased by $4.7 million or 20.1% to $28.4 million, as compared to $23.7 million for the nine month period ended September 30, 2016. The increase was mainly due to: (i) the increase in the Navios Partners’ weighted average interest rate of 5.64% for the nine month period ended September 30, 2017 as compared to 4.62% for the same period in 2016; and (ii) $0.6 million interest expense and finance cost, net from Navios Containers. The increase was partially mitigated by the decrease of the Navios Partners’ average loan balance to $464.9 million for the nine month period ended September 30, 2017 as compared to $566.0 million for the same period of 2016.

Interest income: Interest income increased by $2.0 million to $2.3 million for the nine month period ended September 30, 2017, as compared to $0.3 million for the nine month period ended September 30, 2016. The increase of $2.0 million was mainly attributable to a: (i) $0.9 million increase of the interest income accrued under the loans granted to Navios Europe I and Navios Europe II; (ii) $0.2 million increase in 3.0% interest in relation to the HMM notes receivable (see Note 14); (iii) $0.7 million increase in 6.0% interest in relation to the MSC Cristina note receivable (see Note 14); and (iv) $0.1 million increase of the interest income accrued under the long-term note receivable from Navios Holdings in relation to the transfer of its rights on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I to Navios Partners (see Note 13).

Other income: Other income for the nine month periods ended September 30, 2017 amounted to $9.2 million as compared to $9.3 million for the nine month periods ended September 30, 2016.

Other expense: Other expense for the nine month period ended September 30, 2017 amounted to $4.8 million as compared to $4.0 million for the nine month period ended September 30, 2016. The increase of $0.7 million was mainly attributable to: (i) $1.5 million allowance for doubtful accounts; and (ii) $1.3 million loss related to the disposal of the MSC Cristina. The increase was partially mitigated by a $2.0 million decrease in other miscellaneous expenses.

Equity in net earnings of affiliated companies: Equity net earnings of affiliated companies amounted to $0.1 million for the nine month period ended September 30, 2017.

Net income/ (loss): Net income for the nine month period ended September 30, 2017 amounted to $8.0 million compared to $(50.5) million for the nine month period ended September 30, 2016. The decrease in net loss of $58.4 million was due to the factors discussed above.

Net income/ (loss) attributable to the noncontrolling interest: Net income attributable to the noncontrolling interest amounted to $0.2 million for the period from April 28, 2017 (date of inception) to August 29, 2017.

Operating surplus: Navios Partners generated Operating Surplus for the nine month period ended September 30, 2017 of $67.1 million, as compared to $60.9 million for the nine month period ended September 30, 2016. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Seasonality: Since Navios Partners’ vessels generally operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from asset sales and bank borrowings. As of September 30, 2017, Navios Partners’ current assets totaled $78.0 million, while current liabilities totaled $56.3 million, resulting in a positive working capital position of $21.7 million. In March 2017, Navios Partners completed its public offering of 47,795,000 common units at $2.10 per unit and raised gross proceeds of approximately $100.4 million. In January 2017, Navios Partners sold the MSC Cristina to an unrelated third party for a total net sale price of $125.0 million and repaid the balance of the April 2015 Credit Facility, as defined herein, of $71.0 million and the balance of the June 2016 Credit Facility, as defined herein, of $29.0 million. In April 2017, Navios Partners sold the Navios Apollon to an unrelated third party for a total net sale price of $4.8 million. In June 2017, Navios Partners completed the acquisition of the Navios Prosperity I and the Navios Ace for a

total acquisition cost of $45.0 million. In July 2017, Navios Partners completed the acquisition of the Navios Libertas and the Navios Sol for a total acquisition cost of $42.3 million. In August and September 2017, Navios Partners completed the acquisition of the Navios Christine B, the Navios Aster and the Navios Symphony for a total acquisition cost of $70.8 million. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our credit facilities or be able to obtain additional funds on favorable terms.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Credit Facilities

As of September 30, 2017, the total borrowings, net under the Navios Partners’ credit facilities, were $500.6 million.

Navios Partners

Term Loan B Credit Facility: In June 2013, Navios Partners completed the issuance of the $250.0 million Term Loan B facility. On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of a $189.5 million add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bore the same terms as the Term Loan B facility. Navios Partners used the net proceeds of the add-on to partially finance the acquisition of five Container vessels.

On March 14, 2017, Navios Partners completed the issuance of a new $405.0 million Term Loan B facility. The new Term Loan B facility bears an interest rate of LIBOR plus 500 bps, it is set to mature on September 11, 2020 and is repayable in equal quarterly installments of 1.25% of the initial principal amount of the Term Loan B. Navios Partners used the net proceeds of the new Term Loan B facility to: (i) refinance its prior Term Loan B facility; and (ii) pay fees and expenses related to the new Term Loan B facility. Following the refinancing of the Term Loan B facility, an amount of $1.9 million and $1.3 million was written-off from the deferred finance fees and discount, respectively. On August 10, 2017, Navios Partners completed the issuance of a $53.0 million add-on to its existing Term Loan B facility. The add-on to the new Term Loan B facility bore the same terms as the new Term Loan B facility. Navios Partners used the net proceeds to partially finance the acquisition of three vessels.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners.

The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default, prepayment and cure provisions.

As of September 30, 2017, the outstanding balance of the Term Loan B facility was $435.3 million, net of discount of $11.9 million, and is repayable in 11 quarterly installments of $5.7 million with a final payment of $384.1 million on the last repayment date. The final maturity date is September 11, 2020.

ABN AMRO facility: On June 23, 2016, Navios Partners entered into a new credit facility with ABN AMRO Bank N.V. (the “June 2016 Credit Facility”) of up to $30.0 million to be used for general corporate purposes of the Borrower. The June 2016 Credit Facility bore interest at LIBOR plus 400 bps per annum. The final maturity date was January 30, 2017. On January 12, 2017, Navios Partners fully repaid the June 2016 Credit Facility. As of September 30, 2017, there was no outstanding amount under this facility.

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a new credit facility with BNP PARIBAS (the “June 2017 Credit Facility”) of up to $32.0 million (divided into two tranches) in order to finance a portion of the purchase price in connection with the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of June 2017 Credit Facility of $17.0 million was drawn. On July 18, 2017, the second tranche of June 2017 Credit Facility of $15.0 million was drawn. As of September 30, 2017, the outstanding balance of the June 2017 Credit facility was $31.6 million. The first tranche is repayable in 15 equal consecutive quarterly installments of $0.4 million each, with a final balloon payment of $10.8 million to be repaid on the last repayment date. The second tranche is repayable in 16 equal consecutive installments of $0.4 million each, with a final balloon payment of $8.3 million to be repaid on the last repayment date. The facility matures in the second and third quarter of 2021 and bears interest at LIBOR plus 300 bps per annum.

Commerzbank/DVB Credit Facility: On January 8, 2016, Navios Partners prepaid the 2016 installments in the amount of $16.2 million of the Commerzbank/DVB Credit Facility (the “July 2012 Credit Facility”). On November 10, 2016, Navios Partners prepaid $28.1 million in cash for the settlement of a nominal amount of $30.2 million of the July 2012 Credit facility achieving a $2.1 million gain on debt repayment. The prepayments of 2016 of this facility were accounted for as debt modification in accordance with ASC470 Debt. Following these prepayments, an amount of $0.2 million was written-off from the deferred finance fees. As of September 30, 2017, the outstanding balance of the July 2012 Credit facility was $33.9 million.

On June 28, 2017, Navios Partners entered into a new credit facility with DVB Bank S.E. of up to $39.0 million (divided into four tranches) in order to refinance the existing July 2012 Credit Facility amounted to $32.0 million which matures in the fourth quarter of 2017 and an additional amount of $7.0 million to partially finance the acquisition of the Navios Prosperity I. The facility matures in the second and third quarter of 2020, respectively, and bears interest at LIBOR plus 310 bps per annum. The amounts of $7.0 million and $32.0 million were drawn on June 30, 2017 and November 3, 2017, respectively. The three of the four tranches (total $32.0 million) are repayable in 12 quarterly installments of between approximately $1.1 million and $1.5 million each, with a final balloon payment of $16.5 million to be repaid on the last repayment date. As of September 30, 2017, the outstanding balance of the fourth tranche was $6.7 million and is repayable in four equal consecutive quarterly installments of $0.33 million each and seven equal consecutive quarterly installments of $0.25 million each, with a final balloon payment of $3.6 million to be repaid on the last repayment date.

HSH facility: On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164.0 million (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. On September 30, 2015, the second tranche of April 2015 Credit Facility of $83.0 million was cancelled. The final maturity date was April 20, 2022. The April 2015 Credit Facility bore interest at LIBOR plus 275 bps per annum. On January 12, 2017, Navios Partners fully repaid the April 2015 Credit Facility. Following the repayment, an amount of $0.5 million was written-off from the deferred finance fees. As of September 30, 2017, there was no outstanding amount under this facility.

The Navios Holdings Credit Facility: In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60.0 million (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility had a margin of LIBOR plus 300 bps. The final maturity date was January 2, 2017. In April 2016, the Company drew down $21.0 million from the Navios Holdings Credit Facility, which was fully repaid during April 2016. Following this prepayment, an amount of $0.6 million was written off from the deferred finance fees. As of September 30, 2017 and December 31, 2016, there was no outstanding amount under this facility (See Note 13—Transactions with related parties and affiliates).

Amounts drawn under the July 2012 Credit Facility and June 2017 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. The Credit Facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

The Credit Facilities requires compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $0.7 million per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135.0 million for the periods prior to any distributions by the Company.

It is an event of default under the credit facility if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of the facility.

As of September 30, 2017, Navios Partners was in compliance with the financial covenants and/or the prepayment and/or the cure provisions, as applicable, in each of its credit facilities.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Partners for the nine month periods ended September 30, 2017 and 2016.

	Nine Month Period Ended September 30, 2017 ($’000) (Unaudited)	Nine Month Period Ended September 30, 2016 ($’000) (Unaudited)
Net cash provided by operating activities	$37,905	$34,625
Net cash (used in)/ provided by investing activities	(179,526)	20,392
Net cash provided by/ (used in) financing activities	148,942	(41,188)

Increase in cash and cash equivalents	$7,321	$13,829

Cash provided by operating activities for the nine month period ended September 30, 2017 as compared to the cash provided by operating activities for the nine month period ended September 30, 2016:

Net cash provided by operating activities increased by $3.3 million to $37.9 million inflow for the nine month period ended September 30, 2017, as compared to $34.6 million inflow for the same period in 2016.

Net loss decreased by $58.4 million to a net income of $8.0 million for the nine month period ended September 30, 2017, from a net loss of $50.5 million for the nine month period ended September 30, 2016. In determining net cash provided by operating activities for the nine month period ended September 30, 2017, net income was adjusted for the effects of certain non-cash items, including $56.5 million depreciation and amortization, $9.4 million non-cash accrued interest income and amortization of deferred revenue, $8.0 million amortization and write-off of deferred finance costs and discount, $5.1 million amortization of deferred drydock and special survey costs, $4.1 million gain on change in control, $1.5 million allowance for doubtful accounts, $1.3 million loss related to the disposal of the MSC Cristina, $1.4 million equity compensation expense, $0.1 million non cash accrued interest income and amortization of deferred revenue and $0.1 million equity in net earnings of affiliated companies. For the nine month period ended September 30, 2016, net loss was adjusted for the effects of certain non-cash items, including $75.8 million depreciation and amortization, $19.4 million loss in relation to the sale of the HMM securities, $17.2 million impairment loss in relation to the sale of one of our vessels, $4.7 million amortization of deferred drydock and special survey costs, $3.0 million amortization and write-off of deferred finance cost and discount, and $2.6 million non-cash accrued interest income and amortization of deferred revenue.

Accounts payable increased by $2.4 million. The amount consisted of $0.9 million from Navios Partners and $1.5 million from Navios Containers. The increase was mainly attributable to an increase in legal and professional payables by $1.0 million, an increase in brokers’ payable by $0.8 million and an increase in other payables by $0.5 million.

Accrued expenses increased by $5.1 million. The amount consisted of $4.1 million from Navios Partners and $1.0 million from Navios Containers. The increase was mainly attributable to an increase in accrued legal and professional fees by $2.0 million, an increase in accrued loan interest by $1.6 million and an increase in accrued voyage expenses by $1.5 million.

Deferred revenue primarily relates to cash received from charterers prior to it being earned decreased by $0.6 million. Deferred revenue, net of commissions related to Navios Partners decreased by $0.3 million while deferred revenue, net of commissions related to Navios Containers decreased by $0.3 million.

Amounts due to related parties decreased by $11.1 million, from $11.1 million at December 31, 2016 to $0 at September 30, 2017. The decrease was mainly due to payments for drydock and special survey costs payable as of December 31, 2016.

Amounts due from related parties consisted of management fees, administrative fees and drydocking expenses prepaid to Navios Holdings in accordance with the Management and Administrative service agreements and the Navios Holdings Guarantee. Amounts due from related parties increased by $20.5 million during the nine month period ended September 30, 2017. The increase related to Navios Partners amounted to $20.8 million, which was partially mitigated by a decrease of $0.3 million from Navios Containers.

The payments for drydock and special survey costs incurred in the nine month period ended September 30, 2017 and December 31, 2016 was $2.3 million and $0, respectively.

Cash used in investing activities for the nine month period ended September 30, 2017 as compared to the cash provided by investing activities for the nine month period ended September 30, 2016:

Net cash used in investing activities increased by $199.9 million to $179.5 million outflow for the nine month period ended September 30, 2017, as compared to $20.4 million inflow for the same period in 2016.

Cash used in investing activities of $179.5 million for the nine month period ended September 30, 2017 was mainly due to a: (i) $109.7 million proceeds from the sale of the MSC Cristina and the Navios Apollon; (ii) $14.0 million proceeds from Navios

Containers in relation to the seller’s credit; (iii) $8.6 million loan granted to Navios Europe II; (iv) $0.3 million loan granted to Navios Europe I; (v) $4.1 million payment for the transfer to Navios Partners the rights of Navios Holdings on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I; (vi) $3.5 million proceeds from the note receivable related to the sale of the MSC Cristina; (vii) $115.9 million for the acquisition of the five Container vessels and nine additional vessels from Rickmers Trust; (viii) $158.2 million paid for the acquisition of the seven vessels in 2017; and (ix) $19.8 million decrease in cash balance representing the cash held by Navios Containers on the date of the deconsolidation.

Cash provided by investing activities of $20.4 million for the nine month period ended September 30, 2016 was mainly due to $0.5 million loan granted to Navios Europe II and $20.8 million proceeds from the sale of the HMM securities.

Cash provided by financing activities for the nine month period ended September 30, 2017 as compared to cash used in financing activities for the nine month period ended September 30, 2016:

Net cash provided by financing activities increased by $190.1 million to $148.9 million inflow for the nine month period ended September 30, 2017, as compared to $41.2 million outflow for the same period in 2016.

Cash provided by financing activities of $148.9 million for the nine month period ended September 30, 2017 was due to: (i) loan repayments of $505.6 million; (ii) payment of $7.1 million of deferred finance fees relating to the refinancing of the Term Loan B Facility and the new credit facilities; and (iii) $0.6 million issuance cost relating to the transfer of Navios Europe I Loans. This overall decrease was partially offset by: (i) $482.7 million proceeds from the new Term Loan B Facility including the add-on, net of discount and the new credit facilities; (ii) $98.0 million proceeds from the issuance of 47,795,000 common units and 975,408 additional general partner units, net of offering costs, related to the public offering in March, 2017; (iii) $2.3 million proceeds from the issuance of 1,200,442 common units and 24,498 additional general partner units related to the Continuous Offering Program Sales Agreement; (iv) $0.5 million proceeds from the issuance of 266,876 additional general partner units relating to the transfer of Navios Europe I Loans; (v) $0.6 million proceeds from the issuance of 361,444 restricted common units and 12,244 additional general partner units related to the acquisition of the vessels from Rickmers Trust; (vi) $0.7 million decrease in restricted cash related to the amounts held in retention accounts in order to service debt payments, as required by Navios Partners’ credit facilities; (vii) proceeds of $60.1 million from the credit facilities of Navios Containers, net of discount; and (viii) $17.3 million proceeds from noncontrolling interest.

Cash used in financing activities of $41.2 million for the nine month period ended September 30, 2016 was due to: (i) loan repayments of $75.1 million; and (ii) payment of $1.1 million of deferred finance costs relating to the June 2016 Credit Facility and Navios Holdings Credit Facility. This overall decrease was partially offset by: (i) proceeds of $29.0 million on June 23, 2016, under the June 2016 Credit Facility; and (ii) a $6.0 million decrease in restricted cash related to the amounts held in retention accounts in order to service debt payments, as required by Navios Partners’ credit facilities.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution

	Three Month Period Ended September 30, 2017 ($ ‘000) (unaudited)	Three Month Period Ended September 30, 2016 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2017 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2016 ($ ‘000) (unaudited)
Net cash provided by/ (used in) operating activities	$27,377	$(4,111)	$37,905	$34,625
Net increase in operating assets	2,636	31,001	25,958	33,864
Net (decrease)/ increase in operating liabilities	(3,142)	(3,099)	4,222	(1,439)
Net interest cost	8,890	7,432	26,065	23,301
Amortization and write-off of deferred finance cost	(1,806)	(932)	(7,965)	(3,017)
Non cash accrued interest income and amortization of deferred revenue	3,153	—	9,357	—
Equity compensation expense	(474)	—	(1,408)	—
Gain on change in control	4,068	—	4,068	—
Vessel impairment losses	—	—	—	(17,193)
Loss on disposal of shares	—	(19,435)	—	(19,435)
Non cash accrued interest income from receivable from affiliates	65	2,566	138	2,566
Allowance for doubtful accounts	—	—	(1,495)	—
Loss on vessel disposal	—	—	(1,260)	—

Noncontrolling interest	116	—	(239)	—
Equity in net earnings of affiliated companies	123	(31)	59	(6)

EBITDA(1)	$41,006	$13,391	$95,405	$53,266
Allowance for doubtful accounts	—	—	1,495	—
Loss on vessel disposal	—	—	1,260	—
Loss on disposal of shares	—	19,435	—	19,435
Equity compensation expense	474	—	1,408	—
Reactivation cost	447	—	447	—
Gain on change in control	(4,068)	—	(4,068)	—
Vessel impairment losses	—	—	—	17,193

Adjusted EBITDA	$37,859	$32,826	$95,947	$89,894
Cash interest income	439	—	809	5
Cash interest paid	(7,044)	(6,661)	(18,845)	(20,067)
Maintenance and replacement capital expenditures	(4,061)	(2,975)	(10,801)	(8,924)

Operating Surplus	$27,193	$23,190	$67,110	$60,908
Cash reserves	(27,193)	(23,190)	(67,110)	(60,908)

Available cash for distribution	$—	$—	$—	$—

(1)

	Three Month Period Ended September 30, 2017 ($ ‘000) (unaudited)	Three Month Period Ended September 30, 2016 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2017 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2016 ($ ‘000) (unaudited)
Net cash provided by/ (used in) operating activities	$27,377	$(4,111)	$37,905	$34,625
Net cash (used in)/ provided by investing activities	$(167,757)	$20,842	$(179,526)	$20,392
Net cash provided by / (used in) financing activities	$85,312	$(1,479)	$148,942	$(41,188)

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest and finance costs, before depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before equity compensation expense, loss on sale of vessel, vessel impairment losses, allowance for doubtful accounts, reactivation costs and gain on change in control. We use Adjusted EBITDA as a liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance costs and other related expenses; (v) allowance for doubtful accounts; (vi) equity in net earnings of affiliated companies; (vii) payments for drydock and special survey costs; (viii) gain/(loss) on sale of assets/subsidiaries; (ix) impairment charges; (x) non cash accrued interest income and amortization of deferred revenue; (xi) gain/(loss) on debt repayments; (xii) equity compensation expense; (xiii) gain on change in control; and (xiv) noncontrolling interest. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA of Navios Partners for the three month period ended September 30, 2017 was negatively affected by the accounting effect of a $0.5 million equity compensation expense. EBITDA for the three month period ended September 30, 2016 was negatively affected by the accounting effect of a $19.4 million loss on the disposal of the HMM shares. Excluding these items, Adjusted EBITDA increased by $0.5 million to $33.3 million for the three month period ended September 30, 2017, as compared to $32.8 million for the same period in 2016. The increase in Adjusted EBITDA was primarily due to a: (i) $0.4 million increase in revenue; (ii) $2.4 million decrease in other expenses; (iii) $0.1 million increase in equity in net earnings of affiliated companies; and (iv) $0.1 million increase in other income. The above increase was partially mitigated by a: (i) $1.4 million increase in management fees due to the increased fleet; (ii) $0.6 million increase in time charter and voyage expenses; and (iii) $0.5 million increase in general and administrative expenses.

EBITDA of Navios Containers for the period from July 1, 2017 to August 29, 2017 was negatively affected by the accounting effect of a $0.4 million relating to the reactivation costs of four laid-up vessels. Excluding this item, Adjusted EBITDA was $4.4 million for the period from July 1, 2017 to August 29, 2017.

EBITDA of Navios Partners for the nine month period ended September 30, 2017 was affected by the accounting effect of a: (i) $4.1 million gain on change in control from Navios Containers’ deconsolidation; (ii) $1.5 million allowance for doubtful accounts; (iii) $1.3 million loss related to the disposal of the MSC Cristina and; (iv) $1.4 million equity compensation expense. EBITDA for the nine months ended September 30, 2016 was negatively affected by the accounting effect of a: (i) $17.2 million impairment loss on the sale of the MSC Cristina; and (ii) $19.4 million loss on the disposal of the HMM shares. Excluding these items, Adjusted EBITDA decreased by $0.4 million to $89.5 million for the nine months ended September 30, 2017, as compared to $89.9 million for the same period in 2016. The decrease in Adjusted EBITDA was primarily due to a: (i) $0.8 million decrease in revenue; (ii) $1.1 million increase in management fees due to the increased fleet; and (iii) $2.4 million increase in general and administrative expenses. The above decrease was partially mitigated by a: (i) $2.0 million decrease in other expenses; (ii) $1.8 million decrease in time charter and voyage expenses; and (iii) $0.1 million increase in equity in net earnings of affiliated companies.

EBITDA of Navios Containers for the period from April 28, 2017 (date of inception) to August 29, 2017 was negatively affected by the accounting effect of a $0.4 million relating to the reactivation costs of four laid-up vessels. Excluding this item, Adjusted EBITDA was $6.7 million for the period from April 28, 2017 to August 29, 2017.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures, estimated by the board of directors to be required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Borrowings

Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt, net” and “Current portion of long-term debt, net”. As of September 30, 2017 and December 31, 2016, total debt, net amounted to $500.6 million and $523.8 million, respectively. The current portion of long-term debt, net amounted to $27.0 million at September 30, 2017 and $74.0 million at December 31, 2016.

Capital Expenditures

Navios Partners and Navios Containers finance their capital expenditures with cash flow from operations, owners’ contribution, equity raisings and bank borrowings. Capital expenditures for each of the nine month periods ended September 30, 2017 and 2016 were $274.1 million and $0, respectively. The reserve for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2017 was $4.1 million and $10.8 million, respectively. The reserve for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2016 was $3.0 million and $8.9 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Manager under the amended management agreement. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017. In each of October 2013, August 2014, February 2015 and February 2016, Navios Partners amended its existing Management Agreement with the Manager to fix the fees for ship management services of its owned fleet, excluding drydocking expenses, which are reimbursed at cost by Navios Partners, to its current rates of: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. On November 14, 2017, Navios Partners agreed to extend the duration of its existing Management Agreement with the Manager until December 31, 2022 and to fix the rate for shipmanagement services of its owned fleet through December 31, 2019. The new management fees, excluding drydocking expenses which are reimbursed at cost by Navios Partners, will be: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; and (e) $7,400 daily rate per Container vessel of more than TEU 8,000.

Pursuant to a management agreement dated June 7, 2017, the Manager provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension for successive one year periods thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by the Manager is a daily fee of US $6,100 per day for 4,250 TEU and 3,450 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost.

Maintenance and Replacement Capital Expenditures Reserve

We estimate that our annual replacement reserve for the year ending December 31, 2017 will be approximately $14.9 million, for replacing our vessels at the end of their useful lives.

The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk vessels and a 30-year useful life for container vessels; and (iii) a relative net investment rate.

Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Off-Balance Sheet Arrangements

Navios Partners has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

The following table summarizes Navios Partners’ long-term contractual obligations as of September 30, 2017.

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$33,900	$445,927	$39,621	$—	$519,448

Total contractual obligations	$33,900	$445,927	$39,621	$—	$519,448

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at applicable fixed interest rates ranging from 1.90% to 5.0% plus LIBOR per annum. The amounts in the table exclude expected interest payments of $31.1 million (less than 1 year), $55.2 million (1-3 years), $0.8 million (3-5 years) and $0 (more than 5 years). Expected interest payments are based on outstanding principal amounts, applicable currently effective interest rates and margins as of September 30, 2017, timing of scheduled payments and the term of the debt obligations.

Navios Holdings, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of September 30, 2017, the amount undrawn under the Navios Revolving Loans I was $4.8 million, of which Navios Acquisition was required to fund an amount of $4.6 million and Navios Partners the balance of $0.2 million, in October 2017. (See Note 13—Transactions with related parties and affiliates)

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million. As of September 30, 2017, the amount undrawn under the Navios Revolving Loans II was $15.0 million, of which Navios Partners may be required to fund an amount ranging from $0 to $15.0 million. (See Note 13—Transactions with related parties and affiliates)

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us and beginning with the quarter ending December 31, 2015, our board of directors elected to suspend distributions on our common units. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement could not have been amended without the approval of non-affiliated common unitholders, however, our partnership agreement can be amended with the approval of a majority of the outstanding common units now that the subordination period has ended. Upon the closing of the IPO, Navios Holdings did not own any of our outstanding common units and owned 100.0% of our outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy is affected by restrictions on distributions under our credit facilities that we entered into in connection with the closing of the IPO. Specifically, our credit facilities contain material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facilities or other debt instruments. Should we be unable to satisfy these restrictions included in our credit facilities or if we are otherwise in default under our credit facilities, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to Operating Surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Quarterly Distribution

There is no guarantee that we will pay the quarterly distribution on the common units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit facilities.

Quarterly distributions were paid by the Company through September 2015. For the quarter ended December 31, 2015, the Company’s board of directors determined to suspend payment of the Company’s quarterly distributions in order to preserve cash and improve our liquidity. The board of directors will continue to reassess the Company’s distribution policy as the environment changes.

Incentive Distribution Rights

Although we have suspended payments of our quarterly cash distributions, the following description of our incentive distribution rights reflects such rights in the event the distributions are reinstated and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	up to $ 0.35	98%	2%
First Target Distribution	up to $ 0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $ 0.525	50%	50%

Related Party Transactions

The Navios Holdings Credit facility: In May 2015, Navios Partners entered into the Navios Holdings Credit Facility of up to $60.0 million. The Navios Holdings Credit Facility had a margin of LIBOR plus 300 bps. The final maturity date was January 2, 2017. In April 2016, the Company drew $21.0 million from Navios Holdings Credit Facility, which amount was fully repaid during April 2016. As of September 30, 2017 and December 31, 2016, there were no outstanding amounts under this facility.

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014, February 2015 and February 2016, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,100 daily rate per Ultra-Handymax vessel; (b) $4,200 daily rate per Panamax vessel; (c) $5,250 daily rate per Capesize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; (e) $7,400 daily rate per Container vessel of more than TEU 8,000; and (f) $8,750 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, Navios Partners amended the existing management agreement with the Manager to fix the fees per shipmanagement services of its owned fleet at: (a) $4,225 daily rate per Ultra-Handymax vessel; (b) $4,325 daily rate per Panamax vessel; (c) $5,250 daily rate per Capsize vessel; (d) $6,700 daily rate per Container vessel of TEU 6,800; and (e) $7,400 daily rate per Container vessel of more than TEU 8,000. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Effective from August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Drydocking expenses are reimbursed at cost by Navios Partners.

Pursuant to a management agreement dated June 7, 2017, the Manager provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension for successive one year periods thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by the Manager is a daily fee of US $6,100 per day for 4,250 TEU and 3,450 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost.

Total management fees for the three and nine month periods ended September 30, 2017 (including Navios Containers management fees as of August 29, 2017) amounted to $20.3 million and $50.1 million, respectively. Total management fees for the three and nine month periods ended September 30, 2016 amounted to $14.9 million and $44.3 million, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2022.

Pursuant to the Administrative Services Agreement dated June 7, 2017, the Manager also provides administrative services to Navios Containers, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for successive one year periods thereafter unless a notice for termination is received by either party.

Total general and administrative expenses charged by Navios Holdings for the three and nine month periods ended September 30, 2017 (including Navios Containers administrative fees as of August 29, 2017) amounted to $2.6 million and $6.6 million, respectively. Total general and administrative expenses charged by Navios Holdings for the three and nine month periods ended September 30, 2016 amounted to $1.9 million and $5.8 million, respectively.

Balance due from related parties (excluding Navios Europe I and Navios Europe II): Balance due from related parties as of September 30, 2017 and December 31, 2016 was $38.2 million and $19.0 million, respectively, of which current receivable was $27.7 million and the long-term receivable was $10.5 million. Of the total amount, $36.9 million mainly consisted of management fees, administrative fees and drydocking expenses prepaid to Navios Holdings in accordance with the Management and Administrative service agreements and the Navios Holdings Guarantee and the balance of $1.3 million receivable from Navios Containers consisted of transaction costs related to the acquisition of the five MOL Container vessels from Rickmers Trust.

Balance due to related parties: Balance due to related parties as of September 30, 2017 and December 31, 2016, was $0 and $11.1 million, respectively, which relate to the non-current amount payable to Navios Holdings and its subsidiaries for drydock and special survey expenses.

Vessel Chartering: In 2012 and 2013, Navios Partners entered into various charters with a subsidiary of Navios Holdings for the Navios Apollon, the Navios Libra, the Navios Felicity and the Navios Hope. In April 2015, these charters were further extended for approximately one year at a net daily rate of $12,500, $12,000, $12,000, $10,000, respectively, plus 50/50 profit sharing based on actual earnings at the end of the period. The vessels were redelivered as of April 2016.

In 2015, Navios Partners entered into various charters with a subsidiary of Navios Holdings for the Navios Gemini, the Navios Hyperion, the Navios Soleil, the Navios Harmony, the Navios Orbiter, the Navios Fantastiks, the Navios Alegria, the Navios Pollux and the Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7,600, $12,000, $12,000, $12,000, $12,000, $12,500, $12,000, $11,400 and $12,000, respectively plus 50/50 profit sharing based on actual earnings at the end of the period. The vessels were redelivered as of April 2016.

In November 2016, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter was approximately three months that commenced in November 2016, at a net daily rate of $11,500. The vessel was redelivered as of February 2017.

Total revenue of Navios Partners from the subsidiaries of Navios Holdings for the three and nine month periods ended September 30, 2017 amounted to $0.03 million and $0.7 million, respectively. Total revenue of Navios Partners from the subsidiaries of Navios Holdings for the three and nine month periods ended September 30, 2016 amounted to $0.2 million and $1.4 million, respectively.

Share Purchase Agreements: On February 4, 2015, Navios Partners entered into a share purchase agreement with Navios Holdings pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests (See Note 9—Issuance of Units).

Registration Rights Agreement: On February 4, 2015, in connection with the share purchase agreement as discussed above, Navios Partners entered into a registration rights agreement with Navios Holdings pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 15—Investment in Navios Europe I and respective ownership interests. The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of September 30, 2017, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10.0 million) was $0.5 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital was $1.0 million (December 31, 2016: $0.8 million), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans I was $0.4 million (December 31, 2016: $0.3 million) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans I was $0.3 million (December 31, 2016: $0.2 million) under the caption “Loans receivable from affiliates”. As of September 30, 2017, the amount undrawn under the Navios Revolving Loans I was $4.8 million, of which Navios Acquisition was required to fund an amount of $4.6 million and Navios Partners the balance of $0.2 million, in October 2017.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million. See Note 15—Investment in Navios Europe II and respective ownership interests. The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of September 30, 2017, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14.0 million) was $0.7 million, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $9.8 million (December 31, 2016: $1.2 million), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $1.3 million (December 31, 2016: $0.3 million) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans II was $0.3 million (December 31, 2016: $0.2 million) under the caption “Loans receivable from affiliates”. As of September 30, 2017, the amount undrawn under the Navios Revolving Loans II was $15.0 million, of which Navios Partners may be required to fund an amount ranging from $0 to $15.0 million.

Note receivable from affiliates: On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) in the amount of $33.5 million, which included a cash consideration of $4.1 million and 13,076,923 newly issued common units of Navios Partners. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling to $29.4 million based on the closing price of $2.25 per unit as of March 16, 2017 given as consideration (see also Note 9). The receivable relating to the consideration settled with the issuance of 13,076,923 Navios Partners’ common units in the amount of $29.4 million has been classified contra equity within the consolidated statements of changes in Partners’ Capital as “Note receivable.” The receivable from Navios Holdings is payable on maturity in December 2023 and Navios Partners will receive approximately $50.9 million. Interest will accrue through maturity and will be recognized within “Interest income” for the receivable relating to the cash consideration of $4.1 million. As of September 30, 2017, the long-term note receivable from Navios Holdings amounted to $4.2 million (including the non-cash interest income of $0.1 million) and was included within “Note receivable from affiliates”. Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then outstanding balance of the loans.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During the three and nine month periods ended September 30, 2017, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for amounts of $2.3 million and $6.8 million, respectively, net of applicable deductions, of which $2.4 million and $7.2 million, respectively, was recorded as “Other income”. During the three and nine month periods ended September 30, 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for amounts of $2.3 million and $6.8 million, respectively, net of applicable deductions, of which $2.4 million and $7.2 million, respectively, was recorded as “Other income”.

As of September 30, 2017, Navios Holdings held an 18.8% common unit interest in Navios Partners, represented by 28,421,233 common units and it also held a general partner interest of 2.0%.

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream, pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under Navios Partners’ and Navios Containers’ credit facilities bear interest at rate based on a premium over U.S. $ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month period ended September 30, 2017, we paid interest on our outstanding debt at a weighted average interest rate of 5.64%. A 1% increase in LIBOR would have increased our interest expense for the nine month period ended September 30, 2017 by $3.5 million. For the nine month period ended September 30, 2016, we paid interest on our outstanding debt at a weighted average interest rate of 4.62%. A 1% increase in LIBOR would have increased our interest expense for the nine month period ended September 30, 2016 by $4.1 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the nine month period ended September 30, 2017, Navios Partners’ and Navios Containers’ customers representing 10% or more of total revenues were HMM and Yang Ming which accounted for approximately 27.8% and 12.4%, respectively, of total revenues. For the year ended December 31, 2016, Navios Partners’ customers representing 10% or more of total revenues were HMM, Yang Ming, and Mediterranean which accounted for 29.6%, 13.0% and 11.6%, respectively, of total revenues. No other customers accounted for 10% or more of total revenue for any of the periods presented. Following the termination of the credit default insurance through its third party insurer, entered into an agreement by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20.0 million. During the nine month period ended September 30, 2017, the Company submitted claims under this agreement to Navios Holdings for a total amount of $7.2 million, which was recorded as “Other income”.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our 2016 Annual Report on Form 20-F.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

In February 2017, FASB issued Accounting Standard Update No. 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)”. This update clarifies the scope of Subtopic 610-20 “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets” and provides guidance for partial sales of nonfinancial assets. Subtopic 610-20, which was issued in May 2014 as a part of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The amendments in ASU 2017-05 are effective at the same time as the amendments in ASU 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued Accounting Standard Update No. 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323).” The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our Consolidate Financial Statement was from the September 2016 meeting, where the SEC staff expressed its expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements.

In November 2016, FASB issued Accounting Standards Update No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2016, FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued Accounting Standards Update No. 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this update require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, FASB issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. In August 2015, FASB issued Accounting Standard Update No. 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently assessing the impact that adopting this new accounting guidance will have its consolidated financial statements.

Critical Accounting Policies

Our financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the Notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 13, 2017.

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	September 30, 2017 (unaudited)	December 31, 2016 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	4	24,681	$17,360
Restricted cash	4	6,680	7,728
Accounts receivable, net		10,547	10,022
Amounts due from related parties	13	29,441	19,639
Prepaid expenses and other current assets		1,876	1,600
Notes receivable	14	4,809	—

Total current assets		78,034	56,349

Vessels, net	5	1,150,131	1,037,206
Vessel held for sale	5	—	125,000
Deferred drydock and special survey costs, net and other long-term assets		17,372	21,282
Investment in affiliates	15	41,315	1,257
Loans receivable from affiliates	13	11,476	2,422
Intangible assets	6	9,440	18,952
Amounts due from related parties	13	10,464	—
Notes receivable, net of current portion	14	16,964	6,112
Note receivable from affiliates	13	4,188	—

Total non-current assets		1,261,350	1,212,231

Total assets		$1,339,384	$1,268,580

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$5,221	$3,276
Accrued expenses		7,243	4,445
Deferred revenue		16,791	17,198
Current portion of long-term debt, net	7	27,040	74,031

Total current liabilities		56,295	98,950

Long-term debt, net	7	473,540	449,745
Amounts due to related parties	13	—	11,105
Deferred revenue	14	19,519	28,571

Total non-current liabilities		493,059	489,421

Total liabilities		$549,354	$588,371

Commitments and contingencies	12
Partners’ capital:
Common Unitholders (147,797,720 and 83,323,911 units issued and outstanding at September 30, 2017 and December 31, 2016, respectively)	9	813,532	677,081
General Partner (3,016,284 and 1,700,493 units issued and outstanding at September 30, 2017 and December 31, 2016, respectively)	9	5,921	3,128
Notes receivable	9,13	(29,423)	—

Total partners’ capital		790,030	680,209

Total liabilities and partners’ capital		$1,339,384	$1,268,580

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Three Month Period Ended September 30, 2017 (unaudited)	Three Month Period Ended September 30, 2016 (unaudited)	Nine Month Period Ended September 30, 2017 (unaudited)	Nine Month Period Ended September 30, 2016 (unaudited)
Time charter and voyage revenues (includes related party revenue of $25 and $667 for the three and nine month periods ended September 30, 2017, respectively, and $229 and $1,400 for the three and nine month periods ended September 30, 2016, respectively)	10,13	$59,954	$50,341	$152,383	$140,859
Time charter and voyage expenses		(1,402)	(578)	(2,815)	(4,389)
Direct vessel expenses		(2,190)	(1,680)	(5,523)	(4,670)
Management fees (entirely through related parties transactions)	13	(20,284)	(14,881)	(50,089)	(44,320)
General and administrative expenses	13	(3,888)	(2,367)	(11,965)	(7,466)
Depreciation and amortization	5,6	(21,083)	(38,142)	(56,538)	(75,755)
Vessel impairment losses		—	—	—	(17,193)
Loss on sale of securities		—	(19,435)	—	(19,435)
Interest expense and finance cost, net		(9,882)	(7,608)	(28,382)	(23,641)
Interest income		990	176	2,316	340
Gain on change in control	3	4,068	—	4,068	—
Other income	17	3,180	3,033	9,250	9,265
Other expense	18	(349)	(2,722)	(4,799)	(4,055)
Equity in net earnings of affiliated companies		59	—	59	—

Net income/ (loss)		$9,173	$(33,863)	$7,965	$(50,460)
Less: Net income/ (loss) attributable to the noncontrolling interest		$116	—	$(239)	—

Net income/ (loss) attributable to Navios Partners unitholders		$9,289	$(33,863)	$7,726	$(50,460)

Earnings per unit attributable to common unitholders (see Note 16):

		Three Month Period Ended September 30, 2017 (unaudited)	Three Month Period Ended September 30, 2016 (unaudited)	Nine Month Period Ended September 30, 2017 (unaudited)	Nine Month Period Ended September 30, 2016 (unaudited)
Earnings/ (loss) per unit:
Common unit (basic and diluted)		$0.06	$(0.40)	$0.06	$(0.60)

See unaudited condensed notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Nine Month Period Ended September 30, 2017 (unaudited)	Nine Month Period Ended September 30, 2016 (unaudited)
OPERATING ACTIVITIES:
Net income/(loss)		$7,965	$(50,460)
Adjustments to reconcile net (loss) to net cash (used in)/ provided by operating activities:
Depreciation and amortization	5,6	56,538	75,755
Vessel impairment losses		—	17,193
Loss on sale of securities		—	19,435
Non cash accrued interest income and amortization of deferred revenue		(9,357)	(2,566)
Non cash accrued interest income from receivable from affiliates		(138)	—
Amortization and write-off of deferred finance cost and discount		7,965	3,017
Amortization of deferred drydock and special survey costs		5,076	4,670
Equity in net earnings of affiliated companies		(59)	6
Equity compensation expense	9	1,408	—
Allowance for doubtful accounts		1,495	—
Loss on vessel disposal		1,260	—
Gain on change in control		(4,068)	—
Changes in operating assets and liabilities:
Net decrease in restricted cash		341	159
Increase in accounts receivable		(2,496)	(3,491)
Increase in prepaid expenses and other current assets		(1,019)	(420)
Decrease in other long-term assets		—	62
Increase/ (decrease) in accounts payable		2,351	(25)
Increase/ (decrease) in accrued expenses		5,084	(604)
Net decrease in deferred revenue		(552)	(853)
(Decrease)/ increase in amounts due to related parties		(11,105)	2,921
Increase in amounts due from related parties		(20,525)	(24,785)
Payments for dry dock and special survey costs		(2,259)	(5,389)

Net cash provided by operating activities		37,905	34,625
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	5	109,740	—
Acquisition of vessels and favorable lease terms, net of cash acquired	5,6	(158,241)	—
Change to acquisition of Navios Containers assets and favorable lease terms, net of cash	5	(115,884)	—
Repayments of notes receivable	14	3,516	—
Loans receivable from affiliates		(8,850)	(450)
Note receivable from affiliates	14	(4,050)	—
Repayment of seller’s credit to Navios Containers	5	14,000	—
Change in control of Navios Containers, including disposed cash	3	(19,757)	—
Proceeds from sale of securities	14	—	20,842

Net cash (used in)/ provided by investing activities		(179,526)	20,392
FINANCING ACTIVITIES:
Net proceeds from issuance of general partner units	9	2,638	—
Proceeds from issuance of common units, net of offering cost	9	98,774	—
Common units issuance cost for Navios Europe I loans	9	(561)	—
Proceeds from long-term debt	7	482,703	29,000
Net decrease in restricted cash		707	6,047
Repayment of long-term debt and payment of principal	7	(505,649)	(75,094)
Deferred finance cost		(7,105)	(1,141)
Proceeds from long-term borrowing of Navios Containers, net of financing cost		60,111	—
Noncontrolling interest of Navios Containers		17,324	—

Net cash provided by/ (used in) financing activities		148,942	(41,188)

Increase in cash and cash equivalents		7,321	13,829
Cash and cash equivalents, beginning of period		17,360	26,750

Cash and cash equivalents, end of period		$24,681	$40,579

See unaudited condensed notes to the condensed consolidated financial statements

	Nine Month Period Ended September 30, 2017 (unaudited)	Nine Month Period Ended September 30, 2016 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$18,845	$20,067
Non cash financing activities
Equity compensation expense	$1,408	$—
Receivable from affiliates	$(29,423)	$—
Issuance of common units related to transfer of Navios Europe I loans	$28,697	$—
Transaction cost for issuance of common units for transfer of Navios Europe I loans	$165	$—
Non cash investing activities
Notes receivable	$(15,234)	$6,012
Accrued interest on loan receivable from affiliates	$204	$174
Accrued transactions costs	$1,254	$—

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Note Receivable	Total Navios Partners’ Capital	Noncontrolling interest	Total Partners’ Capital
Balance, December 31, 2015	1,695,509	$4,169	83,079,710	$728,046	$—	$732,215	$—	$732,215
Equity compensation expense	—	—	—	93	—	93	—	93
Proceeds from public offering and issuance of common units, net of offering costs (see Note 9)		—	244,201	440	—	440	—	440
Net proceeds from issuance of general partner units (see Note 9)	4,984	10	—	—	—	10	—	10
Net loss	—	(1,051)	—	(51,498)	—	(52,549)	—	(52,549)
Balance, December 31, 2016	1,700,493	$3,128	83,323,911	$677,081	$—	$680,209	$—	$680,209

Formation of Navios Containers	—	—	—	—	—	—	17,323	17,323
Issuance of restricted common units (see Note 9)	—	—	2,040,000	1,408	—	1,408	—	1,408
Proceeds from public offering and issuance of common units, net of offering costs (see Note 9)	—	—	48,995,442	98,175	—	98,175	—	98,175
Net proceeds from issuance of general partner units (see Note 9)	1,308,415	2,626	—	—	—	2,626	—	2,626
Issuance of common units for transfer of Navios Europe I Loans (see Notes 8 & 13)	—	—	13,076,923	28,697	(29,423)	(726)	—	(726)
Issuance of restricted common units for acquisition of vessels from Rickmers Trust (see Note 9)	7,376	12	361,444	600	—	612	—	612
Net income	—	155	—	7,571	—	7,726	239	7,965
Navios Containers’ deconsolidation (see Note 3)	—	—	—	—	—	—	(17,562)	(17,562)
Balance, September 30, 2017 (unaudited)	3,016,284	$5,921	147,797,720	$813,532	$(29,423)	$790,030	$—	$790,030

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and container vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”), from its offices in Piraeus, Greece, Singapore and Monaco.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager (the “Management Agreement”), pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager (the “Administrative Services Agreement”), pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (the “Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

As of September 30, 2017, there were outstanding: 147,797,720 common units and 3,016,284 general partnership units. As of September 30, 2017, Navios Holdings owned a 20.8% interest in Navios Partners, which included a 2.0% general partner interest.

Navios Containers

Navios Maritime Containers Inc. (“Navios Containers”), an affiliate of the Company, was established in the Republic of the Marshall Islands on April 28, 2017. The Company is a growth vehicle dedicated to the container sector of the maritime industry. On June 12, 2017, Navios Containers also registered and began trading on the Norwegian Over-The-Counter Market under the ticker NMCI.

On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for total gross proceeds of $50,288 at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 59.7% of the equity, and Navios Holdings invested $5,000 and received 9.9% of the equity of Navios Containers. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. Navios Containers used the proceeds to acquire five 4,250 TEU vessels from Navios Partners for a total purchase price of $64,000. These vessels, first acquired by Navios Partners from Rickmers Maritime Trust Pte. (“Rickmers Trust”), are employed on charters with a net daily charter rate of $26,850. The charters expire in 2018 and early 2019. In addition, Navios Containers acquired all the rights under the acquisition agreements entered into between Navios Partners and Rickmers Trust to purchase the remaining nine vessels (the “RMT Fleet”) in the original 14-vessel container fleet.

On August 29, 2017, Navios Containers closed its private placement of 10,000,000 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. As a result, from August 29, 2017, Navios Containers is considered an affiliate entity and the investment in Navios Containers is accounted for under the equity method due to the Company’s significant influence over Navios Containers (see Note 3). As of September 30, 2017, Navios Partners held 8,000,000 common shares and received 39.9% of the equity, and Navios Holdings held 1,000,000 common shares and received 5.0% of the equity of Navios Containers.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 2 – BASIS OF PRESENTATION

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated financial positions, statement of partner’s capital, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ 2016 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these interim condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

The Company elected to early adopt the requirements of ASU 2017-01 effective beginning the second quarter ending June 30, 2017 and applied this guidance prospectively in the current period presented in the Company’s condensed consolidated financial information in connection with the acquisition of the five container vessels (see Note 5). The early adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

The accompanying consolidated financial statements include the following entities:

		Country of	Statements of operations
Company name	Vessel name	incorporation	2017	2016
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Palermo Shipping S.A. (***)	Navios Apollon	Marshall Is.	1/01 – 04/21	1/01 – 09/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 09/30	1/01 – 09/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Golem Navigation Limited	Navios Soleil	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Perigiali Navigation Limited	Navios Beaufiks	Marshall Is.	1/01 – 09/30	—
Finian Navigation Co.	Navios Ace	Marshall Is.	06/09 – 09/30	—
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	06/07 – 09/30	—
Wave Shipping Corp.	Navios Libertas	Marshall Is.	07/10 – 09/30	—
Casual Shipholding Co.	Navios Sol	Marshall Is.	07/17 – 09/30	—
Avery Shipping Co.	Navios Symphony	Marshall Is.	09/20 – 09/30	—
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	08/11 – 09/30	—
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	08/21 – 09/30	—
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Fairy Shipping Corporation	YM Utmost	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Limestone Shipping Corporation	YM Unity	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Dune Shipping Corp. (**)	MSC Cristina	Marshall Is.	1/01 – 01/12	1/01 – 09/30
Citrine Shipping Corporation	—	Marshall Is.	—	—
Olympia II Navigation Limited	MOL Dominance	Marshall Is.	05/25 – 08/29	—
Pingel Navigation Limited	MOL Delight	Marshall Is.	05/25 – 08/29	—
Ebba Navigation Limited	MOL Destiny	Marshall Is.	05/25 – 08/29	—
Clan Navigation Limited	MOL Devotion	Marshall Is.	05/25 – 08/29	—
Sui An Navigation Limited	MOL Dedication	Marshall Is.	05/25 – 08/29	—
Bertyl Ventures Co.	Navios Azure	Marshall Is.	07/12 – 08/29	—
Silvanus Marine Company	Navios Summer	Marshall Is.	07/12 – 08/29	—
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	07/17 – 08/29	—
Enplo Shipping Limited	Navios Verde	Marshall Is.	07/17 – 08/29	—
Morven Chartering Inc.	Navios Verano	Marshall Is.	07/25 – 08/29	—
Rodman Maritime Corp.	Navios Spring	Marshall Is.	08/03 – 08/29	—
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	08/03 – 08/29	—
Velour Management Corp.	Navios Vermilion	Marshall Is.	08/03 – 08/29	—
Evian Shiptrade Ltd.	Navios Amaranth	Marshall Is.	08/03 – 08/29	—
Other
JTC Shipping and Trading Ltd (*)	Holding Company	Malta	1/01 – 09/30	1/01 – 09/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Navios Maritime Operating L.L.C.	N/A	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 09/30	1/01 – 09/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 09/30	1/01 – 09/30
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	05/25 – 08/29	—
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	05/25 – 08/29	—
Navios Maritime Containers Inc.	Holding Company	Marshall Is.	04/28 – 08/29	—

(*)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.
(**)	The vessel was classified as held for sale and was sold on January 12, 2017 (see Note 5).
(***)	The vessel was sold on April 21, 2017 (see Note 5).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 3: ACQUISITION/DECONSOLIDATION

On June 7, 2017, after its special meeting of stockholders, Navios Containers announced the approval of the acquisition of five 4,250 TEU container vessels from Navios Partners and the charter-out contracts for an aggregate purchase price of $64,000. Out of the total purchase price an amount of $40,000 was paid from the proceeds of the private placement on June 8, 2017 and the $24,000 balance as a seller’s credit by Navios Partners for a period of up to 90 days from the purchase date at LIBOR plus 375 bps. On June 30, 2017 and August 29, 2017, Navios Containers paid to Navios Partners $10,000 and $14,000, respectively, in relation to this agreement.

On August 29, 2017, Navios Containers closed its private placement of 10,000,000 shares at a subscription price of $5.00 per share, resulting in gross proceeds of $50,000. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. Immediately after the Navios Containers’ private placement, Navios Partners’ ownership of the outstanding voting stocks of Navios Containers decreased to 39.9% and Navios Partners no longer controls a majority of the voting power of Navios Containers. From that date onwards, Navios Containers has been considered as an affiliate entity of Navios Partners and not as a controlled subsidiary of the Company and the investment in Navios Containers has been accounted for under the equity method due to the Company’s significant influence over Navios Containers.

On August 29, 2017, based on the equity method, the Company recorded an investment in Navios Containers of $40,000 which represents the fair value of the common stocks that were held by Navios Partners on such date. The remeasurement of the retained investment in Navios Containers was determined by reference to the share price of Navios Containers in the Norwegian Over-The-Counter Market and had no impact in Company’s income statement.

On August 29, 2017, the Company calculated a gain on change in control of $4,068 which is equal to the fair value of the Company’s investment in Navios Containers of $30,000 (including the cash paid for retaining a 39.9%) less the Company’s 59.7% interest in Navios Containers’ net assets of approximately $43,494 on August 29, 2017.

As of September 30, 2017, Navios Partners holds 8,000,000 common shares and received 39.9% of the equity, and Navios Holdings holds 1,000,000 common shares and received 5.0% of the equity of Navios Containers. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively.

NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	September 30, 2017	December 31, 2016
Cash on hand and at banks	$24,681	$17,360

Total cash and cash equivalents	$24,681	$17,360

Restricted cash, at each of September 30, 2017 and December 31, 2016, included $1,180 and $2,228, respectively, which related to amounts held in retention accounts as required by certain of Navios Partners’ credit facilities. Also, as of September 30, 2017 and December 31, 2016, an amount of $5,500 was held as security in the form of a letter of guarantee, relating to the chartering of a vessel.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 5 – VESSELS, NET

Navios Partners

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$1,506,188	$(276,139)	$1,230,049
Additions	15,341	(55,983)	(40,642)
Vessel impairment losses	(42,231)	15,030	(27,201)
Transfer to vessel held for sale	(125,000)	—	(125,000)

Balance December 31, 2016	$1,354,298	$(317,092)	$1,037,206
Additions	158,241	(41,348)	116,893
Disposals	(4,291)	323	(3,968)

Balance September 30, 2017	$1,508,248	$(358,117)	$1,150,131

On September 20, 2017, Navios Partners acquired from an unrelated third party the Navios Symphony, a 2010 built Capesize vessel of 178,132 dwt, for an acquisition cost of approximately $27,961.

On August 21, 2017, Navios Partners acquired from an unrelated third party the Navios Aster, a 2010 Hyundai-built Capesize vessel of 179,314 dwt, for an acquisition cost of approximately $28,855.

On August 11, 2017, Navios Partners acquired from a related third party the Navios Christine B, a 2009 Tsuneishi Zhoushan-built Ultra-Handymax vessel of 58,058 dwt, for an acquisition cost of approximately $14,030.

On July 17, 2017, Navios Partners acquired from an unrelated third party the Navios Sol, a 2009 Japanese-built Capesize vessel of 180,274 dwt, for an acquisition cost of approximately $28,607.

On July 10, 2017, Navios Partners acquired from an unrelated third party the Navios Libertas, a 2007 South Korean-built Panamax vessel of 75,511 dwt, for an acquisition cost of approximately $13,737.

On June 9, 2017, Navios Partners acquired from an unrelated third party the Navios Ace, a 2011 South Korean-built Capesize vessel of 179,016 dwt, for an acquisition cost of approximately $31,364.

On June 7, 2017, Navios Partners acquired from an unrelated third party the Navios Prosperity I, a 2007 South Korean-built Panamax vessel of 75,527 dwt, for an acquisition cost of approximately $13,687.

On April 21, 2017, Navios Partners sold the Navios Apollon to an unrelated third party for a net sale price of $4,750. The aggregate net carrying amount of the vessel including the remaining carrying balance of dry dock and special survey costs of $782 amounted to $4,750 as at the date of sale.

On December 30, 2016, Navios Partners acquired from an unrelated third party the Navios Beaufiks, a 2004-Japanese-built Capesize vessel of 180,310 dwt, for an acquisition cost of approximately $15,341.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Containers

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance June 8, 2017	$32,350	$—	$32,350
Additions	61,503	(114)	61,389
Navios Containers’ deconsolidation	(93,853)	114	(93,739)

Balance August 29, 2017	$—	$—	$—

On May 25, 2017, Navios Partners purchased five container vessels, including working capital items, and the charter out contracts from Rickmers Trust for a purchase price of $59,000 in cash plus transaction costs of $1,696. The vessel acquisitions were treated as asset acquisitions and recorded at fair value. The fair value of the vessels was $32,358 and the time charters of $27,457. Navios Containers used the proceeds of the private placement on June 8, 2017 to acquire from Navios Partners the five container vessels and the charter out contracts for a purchase price of $64,000. The payment terms included a $24,000 seller’s credit by Navios Partners for a period of up to 90 days from the purchase date at LIBOR plus 375 bps. On June 30, 2017 and August 29, 2017, Navios Containers paid to Navios Partners $10,000 and $14,000, respectively, in relation to this agreement. As of September 30, 2017, the amount due and the interest payable to Navios Partners related to this agreement was $0.

Vessel impairment losses

On January 9, 2017, Navios Partners entered into a Memorandum of Agreement with an unrelated third party for the disposal of the Navios Apollon for a net sale price of $4,750. The vessel is subject to an existing time charter with an unrelated charterer and was not immediately available for sale and therefore did not qualify as an asset held for sale as of December 31, 2016. As of December 31, 2016, the Company had a current expectation that the vessel would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $10,008 has been recognized under the line item “Vessel impairment losses” in the Consolidated Statements of Operations as of December 31, 2016. The vessel was sold on April 21, 2017.

During June 2016, Navios Partners entered into a Memorandum of Agreement with an unrelated third party, for the disposal of the MSC Cristina. The vessel was subject to an existing time charter and management had committed to a plan to sell the vessel to the current charterer prior to June 2017.

As of December 31, 2016, the vessel had been classified as held for sale as the relevant criteria for the classification were met and, therefore, it was presented in the consolidated balance sheets at its fair value less cost to sell totaling $125,000. An impairment loss of $17,193 for the vessel held for sale was included under “Vessel impairment losses” in the condensed consolidated Statements of Operations as of June 30, 2016. The vessel was sold on January 12, 2017 and proceeds from the sale of the vessel were used to fully repay the outstanding amount of the April 2015 Credit Facility and the June 2016 Credit Facility (see Note 7). The loss on sale of the vessel was $1,260 (see Note 18).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 6 – INTANGIBLE ASSETS

Intangible assets as of September 30, 2017 and December 31, 2016 consisted of the following:

Navios Partners

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2015	$127,788	$(72,449)	$55,339
Additions	—	(15,861)	(15,861)
Accelerated amortization	(44,072)	23,546	(20,526)

Favorable lease terms December 31, 2016	$83,716	$(64,764)	$18,952
Additions	—	(9,512)	(9,512)
Favorable lease terms September 30, 2017	$83,716	$(74,276)	$9,440

Amortization expense of favorable lease terms for the three and nine month periods ended September 30, 2017 and 2016 is presented in the following table:

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Favorable lease terms charter-out	$(3,171)	$(4,172)	$(9,512)	$(12,691)
Acceleration of favorable lease terms	$—	$(20,526)	$—	$(20,526)

Total	$(3,171)	$(24,698)	$(9,512)	$(33,217)

The aggregate amortization of the intangibles for the 12-month periods ended September 30 is estimated to be as follows:

Year	Amount
2018	$4,408
2019	1,574
2020	1,166
2021	1,166
2022 and thereafter	1,126

$9,440

As of December 31, 2016, Navios Partners accelerated $20,526 of amortization of the Navios Luz and the Navios Buena Ventura favorable lease intangibles due to a change in their useful life following the termination of the Charter Party and early re-delivery of the vessels from Hanjin Shipping Co. on September 13, 2016.

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives were 10.0 years for favorable lease terms charter out, at inception.

Navios Containers

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms June 8, 2017	$26,662	$—	$26,662
Additions	—	(5,564)	(5,564)
Navios Containers’ deconsolidation	(26,662)	5,564	(21,098)

Favorable lease terms August 29, 2017	$—	$—	$—

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On May 25, 2017, Navios Partners purchased five container vessels and the charter out contracts from Rickmers Trust (see Note 5). Favorable lease terms recognized through this transaction amounted to $27,457 and were related to the acquisition of the rights on the time charter-out contracts of the vessels.

NOTE 7 – BORROWINGS

Due to the deconsolidation of Navios Containers on August 29, 2017, the indebtedness of Navios Containers has not been presented in the table below. Upon deconsolidation on August 29, 2017, the outstanding balance of Navios Containers’ credit facilities was $60,247.

Borrowings as of September 30, 2017 and December 31, 2016 consisted of the following:

	September 30, 2017	December 31, 2016
Term Loan B facility	$447,204	$386,292
Credit facilities	72,244	141,805

Total borrowings	$519,448	$528,097
Less: Long-term unamortized discount	(11,917)	(1,471)
Less: Current portion of long-term debt, net	(27,040)	(74,031)
Less: Deferred finance costs, net	(6,951)	(2,850)

Long-term debt, net	$473,540	$449,745

As of September 30, 2017, the total borrowings, net under the Navios Partners’ credit facilities, were $500,580.

Navios Partners

Term Loan B Credit Facility: In June 2013, Navios Partners completed the issuance of the $250,000 Term Loan B facility. On October 31, 2013 and November 1, 2013, Navios Partners completed the issuance of an $189,500 add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bore the same terms as Term Loan B facility. Navios Partners used the net proceeds to partially finance the acquisition of five Container vessels.

On March 14, 2017, Navios Partners completed the issuance of a new $405,000 Term Loan B facility. The new Term Loan B facility bears an interest rate of LIBOR plus 500 bps, it is set to mature on September 11, 2020 and is repayable in equal quarterly installments of 1.25% of the initial principal amount of the Term Loan B. Navios Partners used the net proceeds of the Term Loan B facility to: (i) to refinance the existing Term Loan B; and (ii) to pay fees and expenses related to the Term Loan. Following the refinancing of the Term Loan B facility, an amount of $1,880 and $1,275, was written-off from the deferred finance fees and discount, respectively. On August 10, 2017, Navios Partners completed the issuance of a $53,000 add-on to its existing Term Loan B facility. The add-on to the Term Loan B facility bore the same terms as Term Loan B facility. Navios Partners used the net proceeds to partially finance the acquisition of three vessels.

The Term Loan B facility is secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Partners, in addition to other collateral, and guaranteed by each subsidiary of Navios Partners.

The Term Loan B Agreement requires maintenance of a loan to value ratio of 0.8 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Agreement also provides for customary events of default, prepayment and cure provisions.

As of September 30, 2017, the outstanding balance of the Term Loan B facility was $435,288, net of discount of $11,916, and is repayable in 11 quarterly installments of $5,733 with a final payment of $384,138 on the last repayment date. The final maturity date is September 11, 2020.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

ABN AMRO Credit Facility: On June 23, 2016, Navios Partners entered into a new credit facility with ABN AMRO Bank N.V. (the “June 2016 Credit Facility”) of up to $30,000 to be used for the general corporate purposes of the Borrower. The June 2016 Credit Facility bore interest at LIBOR plus 400 bps per annum. The final maturity date was January 30, 2017. On January 12, 2017, Navios Partners fully repaid the June 2016 Credit Facility. As of September 30, 2017, there was no outstanding amount under this facility.

BNP Credit Facility: On June 26, 2017, Navios Partners entered into a new credit facility with BNP PARIBAS (the “June 2017 Credit Facility”) of up to $32,000 (divided into two tranches) in order to finance a portion of the purchase price payable in connection with the acquisition of the Navios Ace and the Navios Sol. On June 28, 2017, the first tranche of June 2017 Credit Facility of $17,000 was drawn. The first tranche is repayable in 15 equal consecutive quarterly installments of $386 each, with a final balloon payment of $10,824 to be repaid on the last repayment date. On July 18, 2017, the second tranche of June 2017 Credit Facility of $15,000 was drawn. The second tranche is repayable in 16 equal consecutive installments of $417 each, with a final balloon payment of $8,328 to be repaid on the last repayment date. The facility matures in the second and quarter of 2021, respectively and bears interest at LIBOR plus 300 bps per annum. As of September 30, 2017, the outstanding balance of the June 2017 Credit facility was $31,614.

Commerzbank/DVB Credit Facility: On January 8, 2016, Navios Partners prepaid the 2016 installments in the amount of $16,235 of the Commerzbank/DVB Credit Facility (the “July 2012 Credit Facility”). On November 10, 2016, Navios Partners prepaid $28,052 in cash for the settlement of a nominal amount of $30,192 of the July 2012 Credit facility achieving a $2,140 gain on debt repayment. The prepayments of 2016 of this facility were accounted for as debt modification in accordance with ASC470 Debt. Following these prepayments, an amount of $161 was written-off from the deferred finance fees. As of September 30, 2017, the outstanding balance of the July 2012 Credit facility was $33,955.

On June 28, 2017, Navios Partners entered into a new credit facility with DVB Bank S.E. of up to $39,000 (divided into four tranches) in order to refinance the existing July 2012 Credit Facility amounted to $32,000 which matures in the fourth quarter of 2017 and an additional amount of $7,000 to partially finance the acquisition of the Navios Prosperity I. The facility matures in the second and third quarter of 2020, respectively, and bears interest at LIBOR plus 310 bps per annum. The amounts of $7,000 and $32,000 were drawn on June 30, 2017 and November 3, 2017, respectively. The three of the four tranches (total $32,000) are repayable in 12 quarterly installments of between approximately $1,143 and $1,500 each, with a final balloon payment of $16,500 to be repaid on the last repayment date. As of September 30, 2017, the outstanding balance of the fourth tranche was $6,675 and is repayable in four equal consecutive quarterly installments of $325 each and seven equal consecutive quarterly installments of $250, with a final balloon payment of $3,625 to be repaid on the last repayment date

HSH Credit Facility: On April 16, 2015, Navios Partners, through certain of its wholly-owned subsidiaries, entered into a term loan facility agreement of up to $164,000 (divided into two tranches) with HSH Nordbank AG (the “April 2015 Credit Facility”), in order to finance a portion of the purchase price payable in connection with the acquisition of the MSC Cristina and one more super-post-panamax 13,100 TEU container vessel. On September 30, 2015, the second tranche of April 2015 Credit Facility of $83,000 was cancelled. The final maturity date was April 20, 2022. The April 2015 Credit Facility bore interest at LIBOR plus 275 basis points (“bps”) per annum. On January 12, 2017, Navios Partners fully repaid the April 2015 Credit Facility. Following the repayment, an amount of $516 was written-off from the deferred finance fees. As of September 30, 2017, there was no outstanding amount under this facility.

The Navios Holdings Credit Facility: In May 2015, Navios Partners entered into a term loan facility with Navios Holdings of up to $60,000 (the “Navios Holdings Credit Facility”). The Navios Holdings Credit Facility had a margin of LIBOR plus 300 bps. The final maturity date was January 2, 2017. In April 2016, the Company drew $21,000 from the Navios Holdings Credit Facility, which was fully repaid during April 2016. Following this prepayment, an amount of $600 was written off from the deferred finance fees. As of September 30, 2017, there was no outstanding amount under this facility.

Amounts drawn under the July 2012 Credit Facility and June 2017 Credit Facility are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiary. The Credit Facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’ (or its affiliates) ownership in Navios Partners of at least 15.0%; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The Credit Facilities requires compliance with a number of financial covenants, including: (i) maintain a required security amount ranging over 120% to 140%; (ii) minimum free consolidated liquidity in an amount equal to at least $650 per owned vessel; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities to total assets (as defined in our credit facilities) ranging of less than 0.75; and (v) maintain a minimum net worth to $135,000 for the periods prior to any distributions by the Company.

It is an event of default under the credit facility if such covenants are not complied with in accordance with the terms and subject to the prepayment or cure provision of the facility.

As of September 30, 2017, Navios Partners was in compliance with the financial covenants and/or the prepayment and/or the cure provisions as applicable in each of its credit facilities.

The maturity table below reflects the gross principal payments due under its credit facilities for the 12-month periods ended September 30:

Year	Amount
2018	$33,900
2019	32,431
2020	413,496
2021	39,621
2022	—
2023 and thereafter	—

$519,448

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Other long-term debt, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

Term Loan B facility: The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness. The book value has been adjusted to reflect the net presentation of deferred finance fees.

Due to related parties, long-term: The carrying amount of due to related parties, long-term reported in the balance sheet approximates its fair value due to the long-term nature of these payables.

Due from related parties, long-term: The carrying amount of due from related parties long-term reported in the balance sheet approximates its fair value due to the long-term nature of these receivables.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	September 30, 2017		December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$24,681	$24,681	$17,360	$17,360
Restricted cash	$6,680	$6,680	$7,728	$7,728
Loans receivable from affiliates	$11,476	$11,476	$2,422	$2,422
Amounts due to related parties, long-term	$—	$—	$11,105	$11,105
Amounts due from related parties, long-term	$10,464	$10,464	$—	$—
Term Loan B facility, net	$(429,221)	$(447,204)	$(382,653)	$(360,700)
Other long-term debt, net	$(71,359)	$(72,244)	$(141,124)	$(141,805)
Notes receivable	$16,964	$16,964	$6,112	$6,112
Note receivable from affiliates	$4,188	$4,188	$—	$—

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of September 30, 2017 and December 31, 2016.

	Fair Value Measurements at September 30, 2017
	Total	Level I	Level II	Level III
Cash and cash equivalents	$24,681	$24,681	$—	$—
Restricted cash	$6,680	$6,680	$—	$—
Loans receivable from affiliates	$11,476	$—	$11,476	$—
Term Loan B facility, net(1)	$(447,204)	$—	$(447,204)	$—
Other long-term debt, net(1)	$(72,244)	$—	$(72,244)	$—
Notes receivable(2)	$16,964	$—	$16,964	$—
Amounts due from related parties, long-term	$10,464	$10,464	$—	$—
Receivable from affiliates	$4,188	$—	$4,188	$—

	Fair Value Measurements at December 31, 2016
	Total	Level I	Level II	Level III
Cash and cash equivalents	$17,360	$17,360	$—	$—
Restricted cash	$7,728	$7,728	$—	$—
Loans receivable from affiliates	$2,422	$—	$2,422	$—
Amounts due to related parties, long-term	$11,105	$11,105	$—	$—
Term Loan B facility, net(1)	$(360,700)	$—	$(360,700)	$—
Other long-term debt, net(1)	$(141,805)	$—	$(141,805)	$—
Notes receivable(2)	$6,112	$—	$6,112	$—

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The estimated fair value of our financial instruments that are measured at fair value on a non-recurring basis, categorized based upon the fair value hierarchy, are as follows:

	Fair Value Measurements at December 31, 2016
	Total	Level I	Level II	Level III
Vessels, net (for Navios Apollon)	$4,750	$—	$4,750	$—
Vessel held for sale	$125,000	$—	$125,000	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.
(2)	The fair value is estimated based on currently available information on the Company’s counterparty with similar contract terms, interest rate and remaining maturities.

NOTE 9 – ISSUANCE OF UNITS

On September 1, 2017 and as part of the acquisition agreement entered into between the Company and Rickmers Trust, Navios Partners authorized and issued 361,444 restricted common units and 7,376 general partnership units to its general partner for net proceeds of $600 and $12, respectively. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. On September 25, 2017, the fair value of the restricted units described above amounted to $600 and Navios Partners was compensated by Navios Containers in full amount. There were no restricted common units exercised, forfeited or expired during the three month period ended September 30, 2017. Restricted common units outstanding amounted to 361,444 units as of September 30, 2017.

On March 20, 2017, Navios Partners completed its public offering of 47,795,000 common units at $2.10 per unit and raised gross proceeds of approximately $100,369. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $4,383 were approximately $95,986. Pursuant to this offering, Navios Partners issued 975,408 general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $2,049.

On March 17, 2017, Navios Holdings transferred to Navios Partners it rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) for a total amount of $33,473 for a cash consideration of $4,050 and 13,076,923 newly issued common units of Navios Partners, with fair value net of costs at date of issuance of $28,862 (see Note 13). Pursuant to this transaction, Navios Partners issued 266,876 general partnership units to its general partner for net cash proceeds of $468.

In December 2016, Navios Partners granted restricted common units to its directors and/or officers which are based on service conditions only and vest over three years. The fair value of restricted units was determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Compensation expense for the awards that vest upon achievement of the performance criteria is recognized when it is probable that the performance criteria will be met and are being accounted for as equity. On March 31, 2017, Navios Partners authorized and issued 2,040,000 common units to certain of the Company’s directors and/or officers and 41,633 general partnership units to its general partner for net proceeds of $63. The effect of compensation expense arising from the restricted units described above amounted to $1,408 as of September 30, 2017 and is reflected in general and administrative expenses on the condensed consolidated statements of operations. There were no restricted common units exercised, forfeited or expired during the three and nine month periods ended September 30, 2017 and the year ended December 31, 2016. As of September 30, 2017, 10,000 restricted common units were vested.

As of September 30, 2017, the estimated compensation cost relating to service conditions of non-vested restricted common units not yet recognized was $1,579 and is expected to be recognized over the weighted average period of 2.20 years.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement, pursuant to which Navios Partners may issue and sell from time to time through its agent common units representing limited partner interests having an aggregate offering price of up to $25,000. During the nine month period ended September 30, 2017, Navios Partners issued 1,200,442 common units and received net proceeds of $2,221. Pursuant to the issuance of the common units, Navios Partners issued 24,498 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $46.

On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for $50,288 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 59.7% of the equity, and Navios Holdings invested $5,000 and received 9.9% of the equity of Navios Containers. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. On August 29, 2017, Navios Containers closed its private placement and issued 10,000,000 shares for 50,000 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively.

As of September 30, 2017 Navios Partners held 8,000,000 common shares and received 39.9% of the equity, and Navios Holdings held 1,000,000 common shares and received 5.0% of the equity of Navios Containers.

Navios Holdings currently owns a 20.8% interest in Navios Partners, which includes the 2.0% interest through Navios Partners’ general partner which Navios Holdings owns and controls.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 10 – SEGMENT INFORMATION

Up to August 29, 2017, the Company had two reportable segments from which it derived its revenues: Navios Partners Operations and Navios Containers Operations. The reportable segments reflect the internal organization of the Company whereby the Chief Operating Decision Maker (“CODM”) reviews the discrete financial information of the Navios Partners’ controlled fleet and the Navios Containers’ controlled fleet.

The Company measures segment performance based on net income/(loss) attributable to Navios Partners common unitholders. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Navios Partners Operations		Navios Containers Operations			Total
	Three Month	Three Month	For the Period	Three Month		Three Month	Three Month
	Period Ended	Period Ended	from July 1,	Period Ended		Period Ended	Period Ended
	September 30,	September 30,	to August 29,	September 30,		September 30,	September 30,
	2017	2016	2017	2016	Eliminations	2017	2016
Revenue	$50,700	$50,341	$9,254	$—	$—	$59,954	$50,341
Management fees	(16,270)	(14,881)	(4,014)	—	—	(20,284)	(14,881)
Interest expense and finance cost, net	(9,312)	(7,608)	(686)	—	116	(9,882)	(7,608)
Depreciation and amortization	(17,528)	(38,142)	(3,555)	—	—	(21,083)	(38,142)
Net income/ (loss)	5,393	(33,863)	(288)	—	4,068	9,173	(33,863)
Total assets	1,339,384	1,300,774	—	—	—	1,339,384	1,300,774
Capital expenditures	(103,285)	—	(59,885)	—	—	(163,170)	—
Investment in affiliates	41,315	1,309	—	—	—	41,315	1,309
Cash and cash equivalents	24,681	40,579	—	—	—	24,681	40,579
Restricted cash	6,680	1,583	—	—	—	6,680	1,583
Long-term debt (including current and non-current portion), net	500,580	554,461	—	—	—	500,580	554,461

	Navios Partners Operations		Navios Containers Operations			Total
	Nine Month	Nine Month	For the Period	Nine Month		Nine Month	Nine Month
	Period Ended	Period Ended	from April 28,	Period Ended		Period Ended	Period Ended
	September 30,	September 30,	to August 29,	September 30,		September 30,	September 30,
	2017	2016	2017	2016	Eliminations	2017	2016
Revenue	$140,028	$140,859	$12,355	$—	—	$152,383	$140,859
Management fees	(45,374)	(44,320)	(4,715)	—	—	(50,089)	(44,320)
Interest expense and finance cost, net	(27,804)	(23,641)	(767)	—	189	(28,382)	(23,641)
Depreciation and amortization	(51,663)	(75,755)	(4,875)	—	—	(56,538)	(75,755)
Net income/ (loss)	7,727	(50,460)	593	—	(355)	7,965	(50,460)
Total assets	1,339,384	1,300,774	—	—	—	1,339,384	1,300,774
Capital expenditures	(214,240)	—	(59,885)	—	—	(274,125)	—
Investment in affiliates	41,315	1,309	—	—	—	41,315	1,309
Cash and cash equivalents	24,681	40,579	—	—	—	24,681	40,579
Restricted cash	6,680	1,583	—		—	6,680	1,583
Long-term debt (including current and non-current portion), net	500,580	554,461	—	—	—	500,580	554,461

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk and container vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended September 30, 2017	Three Month Period ended September 30, 2016	Nine Month Period ended September 30, 2017	Nine Month Period ended September 30, 2016
Asia	$37,869	$29,816	$92,916	$86,336
Europe	12,046	14,093	31,729	36,681
North America	4,691	3,461	14,345	9,230
Australia	5,348	2,971	13,393	8,612

Total	$59,954	$50,341	$152,383	$140,859

NOTE 11 – INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

NOTE 13 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

The Navios Holdings Credit facility: In May 2015, Navios Partners entered into the Navios Holdings Credit Facility of up to $60,000. The Navios Holdings Credit Facility had a margin of LIBOR plus 300 bps. The final maturity date was January 2, 2017. As of September 30, 2017 and December 31, 2016, there were no outstanding amounts under this facility (See Note 7).

Management fees: Pursuant to the amended Management Agreement, in each of October 2013, August 2014 and February 2015, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.0 daily rate per Ultra-Handymax vessel; (b) $4.10 daily rate per Panamax vessel; (c) $5.10 daily rate per Capesize vessel; (d) $6.50 daily rate per Container vessel of TEU 6,800; (e) $7.20 daily rate per Container vessel of more than TEU 8,000; and (f) $8.50 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2015.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In February 2016, Navios Partners further amended its existing Management Agreement with the Manager to fix the fees for ship management services of its owned fleet at: (a) $4.10 daily rate per Ultra-Handymax vessel; (b) $4.20 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; (e) $7.40 daily rate per Container vessel of more than TEU 8,000; and (f) $8.75 daily rate per very large Container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement are reimbursed by Navios Partners at cost at occurrence. Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. On November 14, 2017, Navios Partners agreed to extend the duration of its existing Management Agreement with the Manager until December 31, 2022 and to fix the rate for shipmanagement services of its owned fleet through December 31, 2019. The new management fees, excluding drydocking expenses which are reimbursed at cost by Navios Partners, will be: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.70 daily rate per Container vessel of TEU 6,800; and (e) $7.40 daily rate per Container vessel of more than TEU 8,000.

Navios Containers

Management fees: Pursuant to a management agreement dated June 7, 2017, the Manager provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension for successive one year periods thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by the Manager is a daily fee of US $6.1 per day for 4,250 TEU and 3,450 TEU container vessels, payable on the last day of each month. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost.

Total management fees for the three and nine month periods ended September 30, 2017 (including Navios Containers management fees as of August 29, 2017) amounted to $20,284 and $50,089, respectively. Total management fees for the three and nine month periods ended September 30, 2016 amounted to $14,881 and $44,320, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager, until December 31, 2022.

Navios Containers

General & administrative expenses: Pursuant to the Administrative Services Agreement dated June 7, 2017, the Manager also provides administrative services to Navios Containers, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for successive one year periods thereafter unless a notice for termination is received by either party.

Total general and administrative expenses charged by Navios Holdings for the three and nine month periods ended September 30, 2017 (including Navios Containers administrative fees as of August 29, 2017) amounted to $2,627 and $6,571, respectively. Total general and administrative expenses charged by Navios Holdings for the three and nine month periods ended September 30, 2016 amounted to $1,938 and $5,813, respectively.

Balance due from related parties (excluding Navios Europe I and Navios Europe II): Balance due from related parties as of September 30, 2017 and December 31, 2016 amounted to $38,178 and $19,040, respectively, of which current receivable was $27,714 and the long-term receivable was $10,464. Of the total amount, $36,924 mainly consisted of management fees, administrative fees and drydocking expenses prepaid to Navios Holdings in accordance with the Management and Administrative service agreements and the Navios Holdings Guarantee and the balance of $1,254 receivable from Navios Containers consisted of transaction costs related to the acquisition of the five MOL Container vessels from Rickmers Trust.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Balance due to related parties: Balance due to related parties as of September 30, 2017 and December 31, 2016, was $0 and $11,105, respectively, which relate to the non-current amount payable to Navios Holdings and its subsidiaries for drydock and special survey expenses.

Vessel Chartering: In 2012 and 2013, Navios Partners entered into various charters with a subsidiary of Navios Holdings for the Navios Apollon, the Navios Libra, the Navios Felicity and the Navios Hope. In April 2015, these charters were further extended for approximately one year at a net daily rate of $12.5, $12.0, $12.0 and $10.0, respectively, plus 50/50 profit sharing based on actual earnings at the end of the period. The vessels were redelivered as of April 2016.

In 2015, Navios Partners entered into various charters with a subsidiary of Navios Holdings for the Navios Gemini, the Navios Hyperion, the Navios Soleil, the Navios Harmony, the Navios Orbiter, the Navios Fantastiks, the Navios Alegria, the Navios Pollux and the Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7.6, $12.0, $12.0, $12.0, $12.0, $12.5, $12.0, $11.4 and $12.0, respectively, plus 50/50 profit sharing based on actual earnings at the end of the period. The vessels were redelivered as of April 2016.

In November 2016, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter is approximately three months that commenced in November 2016, at a net daily rate of $11.5. The vessel was redelivered as of February 2017.

Total revenue of Navios Partners from the subsidiaries of Navios Holdings for the three and nine month periods ended September 30, 2017 amounted to $25 and $667, respectively. Total revenue of Navios Partners from the subsidiaries of Navios Holdings for the three and nine month periods ended September 30, 2016 amounted to $229 and $1,400, respectively.

Share Purchase Agreements: On February 4, 2015, Navios Partners entered into a share purchase agreement with Navios Holdings pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests.

Registration Rights Agreement: On February 4, 2015, in connection with the share purchase agreement as discussed above, Navios Partners entered into a registration rights agreement with Navios Holdings pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 15—Investment in Navios Europe I and respective ownership interests. The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of September 30, 2017, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe I (5.0% of the $10,000) was $500, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans I capital was $1,050 (December 31, 2016: $750), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans I was $435 (December 31, 2016: $310) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans I was $308 (December 31, 2016: $235) under the caption “Loans receivable from affiliates”. As of September 30, 2017, the amount undrawn under the Navios Revolving Loans I was $4,800, of which Navios Acquisition was required to fund an amount of $4,645 and Navios Partners the balance of $155, in October 2017.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000. See Note 15—Investment in Navios Europe II and respective ownership interests. The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter.

As of September 30, 2017, Navios Partners’ portion of the outstanding amount relating to portion of the investment in Navios Europe II (5.0% of the $14,000) was $700, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II capital was $9,772 (December 31, 2016: $1,221), under the caption “Loans receivable from affiliates”. The accrued interest income earned under the Navios Revolving Loans II was $1,292 (December 31, 2016: $288) under the caption “Balance due from related parties” and the accrued interest income earned under the Navios Term Loans II was $346 (December 31, 2016: $216) under the caption “Loans receivable from affiliates”. As of September 30, 2017, the amount undrawn under the Navios Revolving Loans II was $15,003, of which Navios Partners may be required to fund an amount ranging from $0 to $15,003.

Note receivable from affiliates: On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the fixed 12.7% interest on the Navios Europe I Navios Term Loans I and Navios Revolving Loans I (including the respective accrued receivable interest) in the amount of $33,473, which included a cash consideration of $4,050 and 13,076,923 newly issued common units of Navios Partners. At the date of this transaction, the Company recognized a receivable at the fair value of its newly issued common units totaling to $29,423 based on the closing price of $2.25 per unit as of March 16, 2017 given as consideration (see also Note 9). The receivable relating to the consideration settled with the issuance of 13,076,923 Navios Partners’ common units in the amount of $29,423 has been classified contra equity within the condensed consolidated Statements of Changes in Partners’ Capital as “Note receivable”. The receivable from Navios Holdings is payable on maturity in December 2023 and Navios Partners will receive approximately $50,937. Interest will accrue through maturity and will be recognized within “Interest income” for the receivable relating to the cash consideration of $4,050. As of September 30, 2017, the long-term note receivable from Navios Holdings amounted to $4,188 (including the non-cash interest income of $138 and was included within “Note receivable from affiliates”. Navios Partners may require Navios Holdings, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then outstanding balance of the loans.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Partners entered into an omnibus agreement with Navios Acquisition and Navios Holdings (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

In connection with the Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Partners entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Holdings pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. During the three and nine month periods ended September 30, 2017, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount in each period of $2,301 and $6,828, respectively, net of applicable deductions, of which $2,422 and $7,187 was recorded as “Other income”. During the three and nine month periods ended September 30, 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $2,301 and $6,852, net of applicable deductions, of which $2,422 and $7,213, respectively, was recorded as “Other income”.

As of September 30, 2017, Navios Holdings held an 18.8% common unit interest in Navios Partners, represented by 28,421,233 common units and it also held a general partner interest of 2.0%.

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Partners entered into an omnibus agreement with Navios Containers, Navios Holdings, Navios Acquisition and Navios Midstream, pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

NOTE 14 – NOTES RECEIVABLE

On July 15, 2016, the Company entered into a charter restructuring agreement for the reduction of the hire rate for five Container vessels chartered out to Hyundai Merchant Marine Co. (“HMM”) which resulted in a decrease in cash charter hire to be received of approximately $38,461. More specifically, the reduction of the hire rate will be applied as follows:

•	With effect from (and including) July 18, 2016 until (and including) December 31, 2019, hire rate shall be reduced to $24,400 per day pro rata.

•	With effect from (and including) January 1, 2020, hire rate shall be restored to the rate of $30,500 per day pro rata until redelivery.

In exchange for the reduction of the hire rate, the Company received (i) $7,692 on principal amount of senior, unsecured notes, amortizing subject to available cash flows, accruing interest at 3% per annum payable on maturity in July 2024 and (ii) 3,657 freely tradable securities of HMM (publicly traded at the Stock Market Division of the Korean Exchange).

On July 18, 2016, the Company recognized the fair value of the HMM securities totaling $40,277 and also recognized the fair value of the senior unsecured notes totaling $5,931. The total fair value of the non-cash compensation received was recognized as deferred revenue, which will be amortized over the remaining duration of the each time charter. As of September 30, 2017 and December 31, 2016, the outstanding balance of the notes receivable including accrued interest and discount unwinding, amounted to $6,418 and $6,112, respectively. For the three and nine month periods ended September 30, 2017, the Company recorded an amount of $3,050 and $9,051, respectively, of deferred revenue amortization in the condensed consolidated Statement of Operations under line “Time charter and voyage revenues”.

As of September 30, 2017, the outstanding balances of the current and non-current portion of deferred revenue in relation to HMM amounted to $12,102 and $19,519, respectively.

During August 2016, the Company sold all the shares for net proceeds on sale of $20,842 resulting in a loss on sale of $19,435, which was recorded under “Loss on sale of securities” in the consolidated Statements of Operations for the year ended December 31, 2016 and the proceeds were classified as investing activities in the consolidated Statements of Cash Flows for the year ended December 31, 2016. The Company recognized non-cash interest income and discount unwinding totaling to $103 and $306, respectively, for these instruments under “Interest income” in the condensed consolidated Statements of Operations for the three and nine month periods ended September 30, 2017.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On January 12, 2017, the Company sold the vessel the MSC Cristina (see Note 5) for a gross sale price of $126,000 and received a cash payment of $107,250 and a note receivable of $18,750 accruing interest at 6% per annum payable in 16 quarterly instalments. As of September 30, 2017, the outstanding balances of the current and non-current note receivable amounted to $4,687 and $10,546, respectively. For the three and nine month periods ended September 30, 2017, the Company recorded an amount of $242 and $737, respectively, including accrued interest income of $122 under “Interest income” in the condensed consolidated Statements of Operations.

NOTE 15 – INVESTMENT IN AFFILIATES

Navios Europe I: On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of: (i) cash which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a variable interest entity (“VIE”) and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I. Navios Partners further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

As of September 30, 2017 and December 31, 2016, the estimated maximum potential loss by Navios Partners in Navios Europe I would have been $1,680 and $1,390, respectively, excluding accrued interest which represents the Company’s carrying value of the investment of $630 (December 31, 2016: $640) plus the Company’s balance of the Navios Revolving Loans I of $1,050 (December 31, 2016: $750), excluding accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

As of September 30, 2017, the Navios Partners’ portion of the Navios Revolving Loan I outstanding was $1,050. Investment loss of $(10) was recognized in the Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for the nine month periods ended September 30, 2017. Investment income of $105 was recognized in the Statements of Operations under the caption of “Other income” for the nine month periods ended September 30, 2016.

Navios Europe II: On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facilities net of loan discount amounting to $3,375 (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners have also made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000.

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation. Navios Partners evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a variable interest entity (“VIE”) and that it is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II. Navios Partners further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of September 30, 2017 and December 31, 2016, the estimated maximum potential loss by Navios Partners in Navios Europe II would have been $10,308 (December 31, 2016: $1,837), excluding accrued interest, which represents the Company’s carrying value of the investment of $536 (December 31, 2016: $616) plus the Company’s balance of the Navios Revolving Loans II of $9,772 (December 31, 2016: $1,221), excluding accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

As of September 30, 2017, the Navios Partners’ portion of the Navios Revolving Loan II outstanding was $9,772. Investment loss of $(80) was recognized in the Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for the nine month period ended September 30, 2017. Investment income of $63 was recognized in the Statements of Operations under the caption of “Other income” for nine month period ended September 30, 2016.

Navios Containers: On June 8, 2017, Navios Containers closed its private placement and issued 10,057,645 shares for $50,288 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $30,000 and received 6,000,000 shares, and Navios Holdings invested $5,000 and received 1,000,000 shares. Each of Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. On August 29, 2017, Navios Containers closed its private placement and issued 10,000,000 shares for 50,000 of gross proceeds at a subscription price of $5.00 per share. Navios Partners invested $10,000 and received 2,000,000 shares. Navios Partners and Navios Holdings also received warrants, with a five-year term, for 6.8% and 1.7% of the equity, respectively. As of September 30, 2017 Navios Partners held 8,000,000 common shares and received 39.9% of the equity, and Navios Holdings held 1,000,000 common shares and received 5.0% of the equity of Navios Containers. Investment income of $149 was recognized in the Statements of Operations under the caption of “Equity in net earnings of affiliated companies” for the nine month period ended September 30, 2017.

NOTE 16 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

Navios Partners intends to make distributions to the holders of common units on a quarterly basis, to the extent and as may be declared by the Board and to the extent it has sufficient cash on hand to pay the distribution after the Company establishes cash reserves and pays fees and expenses. There is no guarantee that Navios Partners will pay a quarterly distribution on the common units in any quarter. On February 3, 2016, Navios Partners announced that its board of directors decided to suspend the quarterly cash distributions to its unitholders, including the distribution for the quarter ended December 31, 2015. The amount of any distributions paid under Navios Partners’ policy and the decision to make any distribution is determined by its board of directors, taking into consideration the terms of its partnership agreement. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

There is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	General Partner
Minimum Quarterly Distribution	up to $0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

The first 98% of the quarterly distribution is paid to all common units holders. The incentive distributions rights (held by the General Partner) apply only after a minimum quarterly distribution of $0.4025.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during the nine month periods ended September 30, 2017 and 2016.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Net (loss)/ income	$9,289	$(33,863)	$7,726	$(50,460)
Earnings attributable to:
Common unit holders	9,103	(33,185)	7,571	(49,451)
Weighted average units outstanding (basic and diluted):
Common unit holders	145,524,138	83,079,710	127,947,718	83,079,710
Earnings per unit (basic and diluted):
Common unit holders	$0.06	$(0.40)	$0.06	$(0.60)
Earnings per unit — distributed (basic and diluted):
Common unit holders	$—	$—	$—	$—
Loss per unit — undistributed (basic and diluted):
Common unit holders	$0.06	$(0.40)	$0.06	$(0.60)

Potential common units of 2,030,000 and 0 relating to unvested restricted common units for each of the three and nine month periods ended September 30, 2017 and 2016 have an anti-dilutive effect (i.e. those that increase income per unit or decrease loss per unit) and are therefore excluded from the calculation of diluted earnings per unit.

NOTE 17 – OTHER INCOME

On November 15, 2012 (as amended in March 2014), Navios Holdings and Navios Partners entered into an agreement (the “Navios Holdings Guarantee”) by which Navios Holdings will provide supplemental credit default insurance with a maximum cash payment of $20,000. During the three and nine month periods ended September 30, 2017, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount in each period of $2,301 and $6,828, respectively, net of applicable deductions, of which $2,422 and $7,187, respectively, was recorded as “Other income”. During the three and nine month periods ended September 30, 2016, the Company submitted claims for charterers’ default under this agreement to Navios Holdings for a total amount of $2,301 and $6,852, respectively, net of applicable deductions, of which $2,422 and $7,213, respectively, was recorded as “Other income”.

NOTE 18 – OTHER EXPENSE

As of September 30, 2017, the amount of $1,495 relating to an allowance for doubtful accounts was included in line item “Other expense” of the interim condensed Statements of Operations.

On January 12, 2017, Navios Partners sold the vessel the MSC Cristina, which was classified as held for sale as of December 31, 2016, to an unrelated third party. The carrying value of the vessel was $125,000 and sale proceeds less costs to sell totaled $123,740. As of September 30, 2017, a loss of $1,260 had been recognized under the line item “Other expense” of the interim condensed Statements of Operations.

NOTE 19 – SUBSEQUENT EVENTS

On November 14, 2017, Navios Partners agreed to extend the duration of its existing Management Agreement with the Manager, until December 31, 2022 and to fix the rate for shipmanagement services of its owned fleet through December 31, 2019. The new management fees, excluding drydocking expenses which are reimbursed at cost by Navios Partners, will be: (a) $4.23 daily rate per Ultra-Handymax vessel; (b) $4.33 daily rate per Panamax vessel; (c) $5.25 daily rate per Capesize vessel; (d) $6.7 daily rate per Container vessel of TEU 6,800; and (e) $7.40 daily rate per Container vessel of more than TEU 8,000.

On November 9, 2017, Navios Containers closed a private placement of 9,090,909 shares at a subscription price of $5.50 per share, resulting in gross proceeds of approximately $50,000. The net proceeds will be used partially to finalize the acquisition of four 2008-built baby Panamax containerships for an agreed price of $96,800 and for general working capital purposes. Navios Partners invested $10,000 and received 1,818,182 shares. Navios Partners also received warrants, with a five-year term, for 6.8% of the newly issued equity. Following this transaction, Navios Partners owns approximately 33.7% of Navios Containers’ equity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: November 22, 2017